UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2008
Commission File Number: 001-31221
Total number of pages: 76

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	English translation of Notice of Convoction of the 17th Ordinary General Meeting of Shareholders.

2.	English translation of report to shareholders regarding the 17th fiscal year of NTT DoCoMo, Inc.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.
Date: May 29, 2008	By:	/S/ YOSHIKIYO SAKAI
Yoshikiyo Sakai
Head of Investor Relations

[Translation]

TSE Code: 9437
May 29, 2008

To Shareholders

NTT DoCoMo, Inc.
11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo
Japan
Masao Nakamura
President and CEO
NOTICE OF CONVOCATION OF
THE 17th ORDINARY GENERAL MEETING OF SHAREHOLDERS
Dear Shareholders:
Notice is hereby given that the 17th Ordinary General Meeting of Shareholders of the Company (“Meeting”) will be held as described below.
If on the appointed day you cannot be present, you may exercise your voting rights in writing or through the Internet. Please review the “Reference Materials for Ordinary General Meeting of Shareholders” enclosed herein, and then (1) indicate your votes for or against the matters set forth on the enclosed proxy voting form, and return to us the form via postal mail, or (2) if you use a cellular handset compatible with “i-mode” or other means to access the Internet, or a personal computer, you may access our proxy voting site on the Internet by following the procedures described on pages 13-18 herein and indicate your vote of approval or disapproval, by 6:00 pm, on Thursday, June 19, 2008.
Details

1.	Date and Time:	Friday, June 20, 2008 at 10:00 a.m.

2.	Place of the Meeting:	Tsuru-no-ma, The Main Banquet Floor Hotel New Otani 4-1, Kioi-cho, Chiyoda-ku, Tokyo Japan

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3.	Matters to be dealt with at the Meeting:
Matters to be reported:
1)	Report on Business Report, Consolidated and Non-Consolidated Financial Statements for the 17th Fiscal Year (from April 1, 2007 to March 31, 2008).

2)	Report on Results of Audit of Consolidated Financial Statements by Registered Public Accountants and Board of Corporate Auditors.
Matters to be resolved:

First Item of Business:	Appropriation of Retained Earnings

Second Item of Business:	Repurchase of Shares

Third Item of Business:	Partial Amendment to Articles of Incorporation

Fourth Item of Business:	Election of thirteen (13) Directors

Fifth Item of Business:	Election of two (2) Corporate Auditors
4.	Items Decided for the Convocation of Meeting
(1)	In the event multiple votes are cast electronically via the Internet, the last vote received shall be deemed effective.

(2)	In the event of the duplication of votes on the proxy form and electronic voting via the Internet, electronic voting via the Internet shall be deemed effective.
A copy of our consolidated and non-consolidated financial statements and a certified copy of the Independent Auditor’s Report and the Audit Report of Board of Corporate Auditors required to be attached to this Notice are as stated in the “Report for the 17th Fiscal Year” (pages 4-50) attached hereto.
If you attend the Meeting in person, please present the enclosed voting form to the receptionist at the Meeting.
Should any revision be needed with regard to the Reference Materials for Ordinary General Meeting of Shareholders, Business Report or Consolidated Financial Statements, etc., the Company will publish such revision on its website (http://www.nttdocomo.co.jp/).

2

Reference Materials for Ordinary General Meeting of Shareholders
1.	Items of Business and Matters for Reference:

First Item of Business:	Appropriation of Retained Earnings
Items relating to year-end dividends
Taking into account the consolidated results of operations and consolidated dividend payout ratio, the Company distributes dividends with the aim of providing continuous stable dividends while trying to enhance its financial condition and secure internal reserves. The Company proposes to pay the year-end dividend for the 17th fiscal year as follows:
(1)	Type of Dividend Asset Cash

(2)	Proposed Appropriation of Dividend Assets to Shareholders and Total Amount of Dividend Payment ¥2,400 per share of one common stock of the Company Total Amount of Dividend Payment: ¥102,307,025,160

(The Company paid an interim dividend of ¥2,400 per share in November 2007, and accordingly, the aggregate amount of annual dividends for this fiscal year will be ¥4,800 per share.)

(3)	Effective Date of the Appropriation of Dividends from Retained Earnings June 23, 2008

Second Item of Business:	Repurchase of Shares
In order to improve capital efficiency, and to implement a capital strategy that can respond flexibly to changes in the management environment, it is proposed that the Company repurchase up to 900,000 shares of its common stock in exchange for cash, up to an aggregate repurchase price of ¥150,000 million, in accordance with the provisions set forth in Article 156, Clause 1 of the Corporate Law of Japan, within one year after the day on which this Ordinary General Meeting of Shareholders has closed.

3

Third Item of Business:	Partial Amendment to Articles of Incorporation
1.	Reasons for Amending the Articles of Incorporation of the Company
(1)	It is proposed to amend Article 11 to align the Japanese language and editorial expressions with those used in the Corporate Law of Japan (Law No. 86 of 2005).

(2)
In view of the scheduled enforcement in January 2009 of the Law for Partial Amendments to the Law Concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement for Trades of Stock and Other Securities (Law No. 88 of 2004), it is proposed to newly create Article 3 in the Supplementary Provisions and make necessary numbering adjustments thereto, to abolish the fractional share transaction system effective August 1, 2008, as fractional shares will not be handled under the revised share transfer system following the dematerialization of stock certificates.

2.	Contents of Amendments to the Articles of Incorporation of the Company
The contents of the proposed amendments to the Articles of Incorporation of the Company are as follows:
(Provisions proposed to be amended are underlined.)

Current Articles of Incorporation	Proposed Amendments
(Convocation)	(Convocation)
Article 11	Article 11
1.    The President shall convene, subject to resolution of the Board of Directors, an ordinary general meeting of shareholders of the Company within three months from the day next following the last day of a business (“eigyo”) year and an extraordinary general meeting of shareholders from time to time whenever necessary.

1.    The President shall convene, subject to resolution of the Board of Directors, an ordinary general meeting of shareholders of the Company within three months from the day next following the last day of a business (“jigyo”) year and an extraordinary general meeting of shareholders from time to time whenever necessary.

2. (Omitted)	2. (Omitted)

(Supplementary Provision)	(Supplementary Provision)
Article 1	Article 1
1. The Company shall have a transfer agent for its fractional shares.	1. (Same as present)
2. The transfer agent and the place of its handling office shall be designated by a resolution of the Board of Directors.	2. (Same as present)
3.    Preparation, maintenance and the administrative services concerning the register of fractional shares shall be entrusted to the transfer agent, and the Company shall not directly provide those services.
3. (Same as present)

4

Current Articles of Incorporation	Proposed Amendments
Article 2	Article 2 (Same as present)
     The procedures relating to the handling of the Company’s fractional shares as well as the fees therefor shall be governed by the laws and regulations and these Articles of Incorporation and the Share Handling Regulations to be established by the Board of Directors.

(Newly Created)	Article 3
The Company shall cease to register or record any fractional shares constituting less than one full unit of stock in its register of fractional shares effective August 1, 2008.

Article 3	Article 4
Articles 1 to 3 in these Supplementary Provisions shall be deleted at the point when the Company’s fractional shares cease to exist.	Articles 1 to 4 in these Supplementary Provisions shall be deleted at the point when the Company’s fractional shares cease to exist.

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Fourth Item of Business:	Election of Thirteen (13) Directors
As the terms of office of twelve (12) Directors will expire at the close of this Meeting, it is proposed that thirteen (13) Directors be elected.
The candidates for positions as Directors are as follows:

Number of
Candidate	Name			the Company
Number	(Date of Birth)	History, Positions, Responsibilities and Directorship at other companies		Shares Owned

1	Ryuji Yamada (May 5, 1948)	April 1973	Entered NTT Public Corporation	137
		July 1999	Executive Manager of Plant Planning Department of Nippon Telegraph and Telephone West Corporation (“NTT West”)
		June 2001	Senior Vice President, Member of the Board, and Executive Manager of Plant Planning Department of NTT West
		June 2002	Executive Vice President, Member of the Board, and Senior Executive Manager of the Marketing and Support Solutions Headquarters of NTT West
		June 2004	Representative Director, Senior Executive Vice President and Member of the Board of Nippon Telegraph and Telephone Corporation (NTT)
		June 2007	Senior Executive Vice President, Member of the Board and Managing Director of Corporate Marketing Division of the Company

2	Kiyoyuki Tsujimura (January 11, 1950)	April 1975	Entered NTT Public Corporation	143
		January 1999	Managing Director of Global Business Department of the Company
		June 2001	Senior Vice President and Managing Director of Global Business Department of the Company
		June 2002	Senior Vice President and Managing Director of Corporate Strategy and Planning Department of the Company
		June 2004	Executive Vice President and Managing Director of Corporate Strategy and Planning Department of the Company
		June 2005	Executive Vice President, Member of the Board and Managing Director of Products and Services Division of the Company

6

Number of
Candidate	Name			the Company
Number	(Date of Birth)	History, Positions, Responsibilities and Directorship at other companies		Shares Owned

3	Masatoshi Suzuki (October 30, 1951)	April 1975	Entered NTT Public Corporation
		July 1999	Senior Manager of Planning Department of Nippon Telegraph and Telephone East Corporation (“NTT East”)	59
		July 2002	General Manager of Miyagi Branch of NTT East
		June 2004	Senior Vice President and Managing Director of Public Relations Department of the Company
		June 2005	Senior Vice President and Managing Director of Public Relations Department of the Company
		June 2007	Executive Vice President, Member of the Board and Managing Director of Human Resources Management Department of the Company

4	Hiroshi Matsui (August 6, 1946)	July 1969	Entered Ministry of Posts and Telecommunications	14
		January 2002	Director General of Postal Services Agency, Ministry of Public Management, Home Affairs, Posts and Telecommunications
		January 2003	Vice-Minister for Policy Coordination, Ministry of Public Management, Home Affairs, Posts and Telecommunications
		August 2005	President of Postal Savings Promotion Society
		September 2007	Advisor to the Company

5	Harunari Futatsugi (November 23, 1951)	April 1976	Entered NTT Public Corporation	66
		June 2003	Senior Vice President and Managing Director of Network Planning Department of the Company
		June 2004	Senior Vice President and Managing Director of Human Resources Management Department of the Company
		June 2005	Senior Vice President, Member of the Board and Managing Director of Human Resources Management Department of the Company
		June 2006	Executive Vice President, Member of the Board and Managing Director of Human Resources Management Department of the Company
		June 2007	Executive Vice President, Member of the Board and Managing Director of Network Division of the Company

7

Number of
Candidate	Name			the Company
Number	(Date of Birth)	History, Positions, Responsibilities and Directorship at other companies		Shares Owned

6	Bunya Kumagai (October 13, 1952)	April 1975	Entered NTT Public Corporation	68
		April 2003	Managing Director of Sales Promotion Department of the Company
		June 2003	Senior Vice President and Managing Director of Sales Promotion Department of the Company
		June 2005	Executive Vice President, Member of the Board and Managing Director of Marketing Division of NTT DoCoMo Tokai, Inc.
		June 2006	Senior Vice President, Member of the Board and Managing Director of Marketing Division of the Company
		June 2007	Executive Vice President, Member of the Board and Managing Director of Marketing Division of the Company

7	Kazuto Tsubouchi (May 2, 1952)	April 1976	Entered NTT Public Corporation	41
		January 1999	Senior Manager, Department V of NTT-Holding Provisional Headquarters of NTT
		July 1999	Senior Manager of Department IV of NTT
		December 2000	General Manager of Kanazawa Branch of NTT West
		June 2004	Senior Vice President and Managing Director of Accounts and Finance Department of NTT DoCoMo Kansai, Inc.
		June 2006	Senior Vice President, Member of the Board and Managing Director of Accounts and Finance Department of the Company

8	Kaoru Kato (May 20, 1951)	April 1977	Entered NTT Public Corporation	27
		August 2002	Senior Vice President and Managing Director of Corporate Strategy Planning Department of NTT DoCoMo Kansai, Inc.
		June 2005	Advisor to the Company
		July 2005	Representative Director and Senior Corporate Executive Officer of Sumitomo Mitsui Card Co., Ltd.
		June 2007	Executive Vice President and Member of the Board of NTT DoCoMo Kansai, Inc.
		July 2007	Executive Vice President, Member of the Board and Managing Director of Corporate Strategy Planning Department of NTT DoCoMo Kansai, Inc.

8

Number of
Candidate	Name			the Company
Number	(Date of Birth)	History, Positions, Responsibilities and Directorship at other companies		Shares Owned

9	Mitsunobu Komori (September 18, 1952)	April 1977	Entered NTT Public Corporation	44
		July 1999	Senior Manager of Department V of NTT
		July 2000	General Manager of Nagano Branch of NTT East
		July 2002	Senior Manager of Department V of NTT
		June 2005	Senior Vice President and Managing Director of Core Network Engineering Department of the Company
		July 2007	Senior Vice President and General Manager of Kanagawa Branch of the Company

10	Takashi Tanaka (June 2, 1955)	April 1979	Entered NTT Public Corporation	36
		June 2000	Managing Director of Corporate Strategy and Planning Department and Managing Director of General Affairs Department of NTT DoCoMo Chugoku, Inc.
		April 2001	Managing Director of Corporate Strategy and Planning Department of NTT DoCoMo Chugoku, Inc.
		July 2001	Senior Director of Human Resources Management Department of the Company
		June 2003	Managing Director of Affiliated Companies Department of the Company
		June 2007	Senior Vice President, Member of the Board and Managing Director of General Affairs Department of the Company

11	Katsuhiro Nakamura (March 2, 1953)	April 1977	Entered NTT Public Corporation	30
		June 2001	Managing Director of Affiliated Companies Department of the Company
		June 2003	General Manager of Shibuya Branch of the Company
		June 2004	Senior Vice President and Managing Director of Marketing Division of NTT DoCoMo Hokkaido, Inc.
June 2005
Representative Director, Senior Vice President, Member of the Board and Managing Director of Corporate Strategy Planning Department and Managing Director of Marketing Division of NTT DoCoMo Hokkaido, Inc.

		June 2007	Senior Vice President responsible for business process reform of the Company

9

Number of
Candidate	Name			the Company
Number	(Date of Birth)	History, Positions, Responsibilities and Directorship at other companies		Shares Owned

12	Masao Nakamura (November 11, 1944)	July 1969	Entered NTT Public Corporation	197
		June 1998	Senior Vice President and Managing Director of Accounting Department of the Company
		January 1999	Senior Vice President and Managing Director of Accounts and Finance Department of the Company
		June 1999	Executive Vice President and Managing Director of Accounts and Finance Department and Chief Financial Officer of the Company
		June 2001	Executive Vice President and Managing Director of Mobile Multimedia Division of the Company
		June 2002	Senior Executive Vice President and Managing Director of Marketing Division of the Company
		June 2004	President and Chief Executive Officer of the Company
		August 2007	President and Chief Executive Officer and Managing Director of Corporate Branding Division of the Company

13	Hiroshi Tsujigami (September 8, 1958)	April 1983	Entered NTT Public Corporation	10
		January 1999	Manager of Department I, NTT-Holding Provisional Headquarters of NTT
		July 1999	Manager of Department I of NTT
		October 2000	Senior Manager of Department I of NTT
		July 2003	Senior Manager of Corporate Strategy and Planning Department of NTT West
		July 2007	Senior Manager of Corporate Strategy and Planning Department of NTT
		February 2008	Member of the Board of NTT Investment Partners, Inc.
(Note)

1.
Nippon Telegraph and Telephone Corporation (NTT) is the parent of the Company. Nippon Telegraph and Telephone West Corporation (NTT West), Nippon Telegraph and Telephone East Corporation (NTT East) and NTT Investment Partners, Inc. (NTT Investment Partners) are subsidiaries of NTT. NTT DoCoMo Tokai, Inc., NTT DoCoMo Kansai, Inc. and NTT DoCoMo Hokkaido, Inc. are subsidiaries of the Company.

2.
Mr. Hiroshi Tsujigami is a candidate for outside member of the Board of Directors.
Mr. Hiroshi Tsujigami was nominated as a candidate for outside member of the Board of Directors for his long career and engagement in the telecommunications business, and the Company’s expectations for his supervisory function are based on his extensive experience and knowledge.

3.	Mr. Hiroshi Tsujigami is engaged in the business execution of NTT and NTT Investment Partners, Inc., which are special interest parties to the Company.

4.
Mr. Hiroshi Tsujigami is expected to receive wages, etc., as an employee of NTT, and he has received such wages over the past two years from NTT and NTT West, which are special interest parties to the Company.

5.
If the election of Mr. Hiroshi Tsujigami as outside member of the Board of Directors is approved, the Company plans to enter into a limited liability contract with Mr. Tsujigami, which sets forth the upper limit of damage compensation liability as provided in Article 423, Clause 1 of the Corporate Law of Japan, in accordance with the provisions of Article 427, Clause 1 of the Corporate Law of Japan, so that he can properly fulfill the roles expected for an outside member of the Board of Directors of the Company.

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Fifth Item of Business:	Election of Two (2) Corporate Auditors
As the term of office of Corporate Auditor Mr. Shoichi Matsuhashi will expire, and Corporate Auditor Mr. Shinichi Nakatani will resign at the close of this Meeting, it is proposed that two (2) Corporate Auditors be elected.
Mr. Kenichi Aoki is proposed as a candidate to fill a vacancy caused by the resignation of Corporate Auditor Mr. Shinichi Nakatani prior to expiration of his term of office. Therefore, as set forth in the Articles of Incorporation of the Company, if the election of Mr. Kenichi Aoki is approved, his term of office shall be identical to the remaining term of office of his predecessor.
The candidates for Corporate Auditors, to whom the Board of Corporate Auditors has given its approval, are as follows:

Number of
Candidate	Name			the Company
Number	(Date of Birth)	History, Positions, Responsibilities and Directorship at other companies		Shares Owned

1	Kenichi Aoki (October 9, 1946)	May 1970	Entered NTT Public Corporation	31
		June 1998	Senior Vice President and Managing Director of General Affairs Department of the Company
		January 1999	Senior Vice President and Managing Director of Affiliated Companies Department of the Company
		June 2000	Senior Vice President and General Manager of Chiba Branch of the Company
		June 2002	Senior Executive Vice President and Managing Director Mobile Multimedia Division of NTT DoCoMo Chugoku, Inc.
		June 2004	Representative Director, Executive Vice President and Managing Director of Corporate Strategy Planning Department of DoCoMo Support, Inc.
		June 2005	President of DoCoMo Support, Inc.
(Directorship at other companies) President of DoCoMo Support, Inc.

11

Number of
Candidate	Name			the Company
Number	(Date of Birth)	History, Positions, Responsibilities and Directorship at other companies		Shares Owned

2	Shunichi Tamari (January 10, 1949)	April 1971	Entered NTT Public Corporation	48
		June 2001	Representative Director, Executive Vice President and Managing Director of Corporate Strategy and Planning Department of NTT DoCoMo Hokuriku, Inc.
		June 2002	Senior Vice President and Managing Director of Service Operation and Maintenance Department of the Company
		January 2004	Senior Vice President and Managing Director of Service Quality Management Department of the Company
		June 2004	Executive Vice President and General Manager of Chiba Branch of the Company
		June 2005	President of DoCoMo Engineering, Inc.
(Directorship at other companies) President of DoCoMo Engineering, Inc.
(Note)

1.	NTT DoCoMo Chugoku, Inc., DoCoMo Support, Inc. and DoCoMo Engineering, Inc. are subsidiaries of the Company.

2.
Mr. Kenichi Aoki is expected to resign from the Board of Directors of DoCoMo Support, Inc. on June 17, 2008. Mr. Shunichi Tamari is expected to resign from the Board of Directors of DoCoMo Engineering, Inc. on June 18, 2008.

-end-

12

To Exercise Voting Rights via the Internet
—Online Voting via a cellular handset—
1.
If you wish to exercise your voting rights using an i-mode-compatible handset or other cellular phone compatible with the Internet, please access the website designated by the Company through one of the following methods described in (1)-(3) below, and exercise your voting rights following the procedures explained in Item 2 on page 16:

(Note)

1.	The designated website may not be accessible from some cellular phone models. For inquiries, please contact the Help Desk listed on page 18.

2.	Please be noted that the access to the website will be suspended from 2:00 am to 5:00 am due to the maintenance and inspection of the website.
(1)	To access the designated website from “iMenu”:
-	(For shareholders using NTT DoCoMo Group handsets) Please access the website from “iMenu” by following the steps below:
“iMenu” ▶ Notice from DoCoMo ▶ Company/IR information ▶ IR Information ▶ 17th General Meeting of Shareholders ▶ Mitsubishi UFJ Trust Bank (designated website for the exercise of voting rights) ▶ Log in

13

(2)	To access the designated website using “QR code”*
-
Please connect with the site by reading the “QR code” below using a handset embedded with a bar code reader feature. For details of operation, please refer to the “instruction manual” of your own cellular phone.

[For shareholders using a handset of operators other than NTT DoCoMo Group]	[For shareholders using a NTT DoCoMo Group handset]
<QR Code for accessing the designated website >

(Note)
If you are connected to a site other than the designated website for exercising your voting rights, please try to reestablish the access by reading the “QR code” again, or by making a connection through an alternative method.

* “QR code” is a registered trademark of Denso Wave Incorporated.
(3)	To access the designated website by directly inputting the address
-
Please access the website by inputting the address below, after connecting the Internet from your cellular phone. For details of operation, please refer to the “instruction manual” of your own cellular phone:

[For shareholders using a NTT DoCoMo Group handset]
Address of website for exercise of voting rights:
http://i.nttdocomo.co.jp/ir/
[For shareholders using handsets of operators
other than NTT DoCoMo Group]
Address of website for exercise of voting rights: http://www.evote.jp/

(Note)
The message below may appear on the screen, depending on the model of handset.
If the message appears, you are requested to agree to the transmission of your cellular phone information. (This feature does not transmit your cellular phone number).

14

2.
When voting rights are exercised via cellular phone, please use the “log-in ID” and temporary password printed on the enclosed proxy form. You will be required to input your votes of approval or disapproval in accordance with screen directions. To prevent improper access by persons other than the shareholder (imposters) and alteration of votes, it is requested that you convert the temporary password to a new one by accessing the designated website for exercise of voting rights.
*In the event you have forgotten your password or input a wrong code in a sequence to disable the use of your password, you are requested to complete a set of procedures to regain access to the website. For details, please contact the Help Desk listed on page 14.

3.
Votes cast from a cellular handset will be accepted up to 6:00 pm, June 19, 2008 (Thursday), the day before the date of the Ordinary General Meeting of Shareholders. Because of the time required for tabulation of the results, we request that you vote as early as possible.

4.	In the event of duplication of votes on the proxy form and electronic voting from a cellular handset, the latter shall be deemed effective.

5.
In the event multiple votes were cast from a cellular handset, the last vote received shall be deemed effective. Also, in the event of duplication of votes from online voting via personal computers and a cellular phone, the last vote received shall be deemed effective.

6.
Accesses made to the designated voting website using the prescribed method from a cellular handset of NTT DoCoMo Group will incur no communication charges. Please be advised that the communication charges required for accessing the website from cellular phones other than those of NTT DoCoMo Group shall be borne by the shareholder.

15

—Online Voting from a Personal Computer—
1.	If you wish to exercise your voting rights from a personal computer, please access the Company’s designated website: (http://www.evote.jp/)
*Please be noted that the access to the website will be suspended from 2:00 am to 5:00 am due to the maintenance and inspection of the website.
2.
If you choose to exercise your voting rights from a personal computer, please use the “log-in ID” and temporary password shown on the enclosed proxy form. They are required to input your votes for approval or disapproval in accordance with screen directions. To prevent improper access by persons other than the shareholder (imposters) and alteration of votes, it is requested that the shareholder convert the temporary password to a new one by accessing the voting website.
*In the event you have forgotten your password or input a wrong code in a sequence to disable the use of your password, please access the above-mentioned UFJ Trust Bank’s website for the exercise of voting rights (http://www.evote.jp/) and download “Password Initialization Application Format” from the log-in page to the site of shareholder’s meeting-related procedures, fill the necessary items, impress your seal thereon, and return it to the address indicated on page 18.

3.
It may not be possible to exercise voting rights electronically depending on the Internet environment of the shareholder, if, for example, a firewall is employed for Internet access, anti-virus software is set up, or proxy server is used, etc.

4.
Votes cast from a personal computer will be accepted up to 6:00 pm, June 19, 2008 (Thursday), the day prior to the general shareholders meeting. Because of the time required for tabulation of the results, we request that you vote as early as possible.

5.	In the event of duplication of votes on the proxy form and electronic voting from a personal computer, the latter shall be deemed effective.

6.
In the event multiple votes were cast from a personal computer, the last shall be deemed effective. Also, in the event of duplication of votes from online voting via personal computers and a cellular phone, the last shall be deemed effective.

7.	The costs that may arise in relation to the access to the voting website, e.g., connection charges, etc., shall be borne by the shareholder.

8.
The Company sends notifications of general meeting of shareholders by electronic mail to shareholders who have given their prior consent. Applications are accepted on the voting site. Shareholders who desire such notification of the next meeting are urged to complete the procedure.

16

For inquiries pertaining to the use of cellular phones or personal computers for the exercise of voting rights via the Internet, please contact:
Mitsubishi UFJ Trust and Banking Corporation, Securities Department (Help Desk)
0120-173-027 (Toll free number, 9:00-21:00)
Address to send the “Password Initialization Application Format”:
Mitsubishi UFJ Trust and Banking Corporation, Securities Department
7-10-11 Higashisuna, Koutou-ku,
Tokyo 137-8081, Japan

17

Information to Shareholders:

Business year:	From April 1 every year to March 31 of the following year

Record date for year-end dividend payment:	March 31 every year

Record date for interim dividend payment:	September 30 every year

Shareholder ledger administrator:	Mitsubishi UFJ Trust and Banking Corporation 4-5 Marunouchi 1-chome, Chiyoda-ku, Tokyo

For inquiries and contact:	Mitsubishi UFJ Trust and Banking Corporation, Securities Department

(for postal mail):	7-10-11 Higashisuna, Koutou-ku, Tokyo 137-8081

(for telephone inquiries):	0120-232-711

Liaison points:	Nationwide branches of Mitsubishi UFK Trust and Banking Corporation

18

Invitation to Communication Lounge
You are cordially invited to the Communication Lounge, where the Company plans to introduce its latest services and various activities and hold “cellular phone classroom” to give instructions regarding how to operate our handsets.

1.	Place:	Fuyo-no-ma, The Main Banquet Floor (1st Floor) Hotel New Otani

2.	Date and Time:	Friday, June 20, 2008 (from 9:00 a.m. to approximately one hour after closure of the general meeting of shareholders)
(NOTE)
-
You are not able to exercise your voting rights or raise questions to the general meeting of shareholders in the Communication Lounge. To exercise your voting rights, you are requested to attend the ordinary general meeting of shareholders after presenting the voting form enclosed herein to the receptionist at the place of the meeting (Tsuru-no-ma on the main banquet floor).

-	The room of the Communication Lounge may be used as the fourth venue for the general meeting of shareholders, in which case the Communication Lounge may be closed temporarily.
Because the Communication Lounge is expected to be crowded, we may have to restrict the entry to the lounge if it becomes full.
Broadcasting of the 17th Ordinary General Meeting of Shareholders
The Company plans to record and broadcast the 17th Ordinary General Meeting of Shareholders on its website.

Address:	http://www.nttdocomo.co.jp/ Access “IR information” à “General Meeting of Shareholders” à “Video of General Meeting of Shareholders” to view

Content:	Recorded broadcast of the general meeting of shareholders from start to closure
* Questions from shareholders will be delivered in text.
Scheduled period of broadcast: June 24, 2008 (Tuesday) to December 26, 2008 (Friday)

19

Information Map of the Place of the General Meeting of Shareholders

Place of meeting:	Tsuru on The Main Banquet Floor (first floor) Hotel New Otani 4-1 Kioicho, Chiyoda-ku, Tokyo
[Access]

(1)	Nine minutes on foot from Kojimachi Station (No. 2 Exit) of Tokyo Metro Subway Yurakucho Line

(2)	Ten minutes on foot from Nagatacho Station (No. 7 Exit) of Tokyo Metro Subway Hanzomon Line and Nanboku Line

(3)	Ten minutes on foot from Akasakamitsuke Station (through Akasaka underground passage [D] and Exit to Kioicho) of Tokyo Metro Subway Marunouchi Line and Ginza Line

(4)	Nine minutes on foot from Yotsuya Station (No.1 Exit) of Tokyo Metro Subway Marunouchi Line and Nanboku Line

(5)	Nine minutes on foot from Yotsuya Station (Kojimachi Exit) of JR Chuo Line and Sobu Line

(6)	Nine minutes on foot from Yotsuya Station (Akasaka Exit) of JR Chuo Line and Sobu Line

Request to attendants:	Please refrain from coming to the place of meeting by car, since the roads around the venue and parking lots are expected to be congested on the day of meeting.

20

Report for the 17th Fiscal Year
For the Year from April 1, 2007 to March 31, 2008
NTT DoCoMo, Inc.
This is an English translation of the Report for the 17th Fiscal Year (the “Report”) of NTT DoCoMo, Inc (“DOCOMO”, the “Company”, or “we”). This translation includes a translation of the audit report of KPMG AZSA & Co., DOCOMO’s independent auditor, of the financial statements included in the original Japanese language Report. KPMG AZSA & Co. has not audited and makes no warranty as to the accuracy or otherwise of the translation of the financial statements or other financial information included in this translation of the Report.

MESSAGE FROM THE PRESIDENT
Dear Shareholders:
I am delighted to present this report on our business results for the 17th fiscal year (from April 1, 2007, to March 31, 2008).
With Japan’s cellular phone market reaching maturation, the 17th fiscal year was a year of intense competition for the DOCOMO Group. In this environment, we introduced new discount service plans as well as a new handset sales model and otherwise directed our efforts towards the transition to a new business model that is aligned with changes in the market environment. As a result, despite lower revenues, profits increased.
In FY2008, the DOCOMO Group companies will act as one in efforts to ensure that the new business model becomes firmly implanted, and to provide valuable services with reliably high quality, so that we deepen our relationship with customers and earn their long-term loyalty. To this end, this April, we announced a revamping of the DOCOMO brand together with the “New DOCOMO Commitments.” This July, we will transition to a single nationwide company framework, and devote our efforts towards further managerial speed and efficiency.
In addition, by redoubling our efforts in growth areas, such as international businesses and credit businesses, we will aim for sustained growth and will strive to enhance corporate value.
As always, I ask for your continued goodwill and support.
May 2008
Masao Nakamura
President and CEO

BUSINESS REPORT
Documents attached to the “Notice of Convocation of the 17th Ordinary General Meeting of Shareholders” (For the year from April 1, 2007, to March 31, 2008)

Note:
The term “FY2007” hereinafter refers to the fiscal year ended March 31, 2008, and other fiscal years are referred to in a corresponding manner. All non-consolidated figures regarding results of operations in this report were prepared in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”), unless otherwise stated herein. Consolidated results contained herein were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), unless otherwise noted.

1. Business Matters of the Corporate Group
(1) Main Business Segments of the Corporate Group
The main business activities of the NTT DOCOMO Group are summarized in the table below.

Business Segment	Main Business Activities
Mobile phone business	Cellular (FOMA) services, cellular (mova) services, packet communications services, international services, satellite mobile communications services, and sales of handsets and equipment for each service, etc.

PHS business	PHS services and sales of PHS handsets and equipment

Other businesses	Credit business, wireless LAN services, IP telephone service and other miscellaneous businesses
Note: PHS services were terminated on January 7, 2008
(2) Developments and Results of Operations for the Corporate Group
In the mobile communications market, in addition to market maturity associated with the increasing penetration of mobile phone subscriptions among the general population, the impact of the introduction of Mobile Number Portability (MNP)1 two years ago and the entry into the market by new carriers has caused competition among carriers to become even more fierce.
Amid this market environment, the DOCOMO Group took comprehensive measures, such as the improvement of billing plans, introduction of new handset sales models, enhancement of network quality, expansion of the handset lineup and improvement of services, and moved forward with the transition to a business model focusing on deepening relationships with existing customers. The DOCOMO Group also made efforts to further strengthen the competitiveness of its core business, mobile phone services.
In addition, we strove to increase profit opportunities by promoting the spread of credit services and international roaming services2.
As a result of these efforts, due in part to the impact of the spread of new rate discount services, consolidated operating revenues for the current fiscal year decreased 76.3 billion yen from the previous consolidated fiscal year to 4,711.8 billion yen; nevertheless, consolidated operating income increased 34.8 billion yen to 808.3 billion yen, due to such factors as a decrease in agency commissions resulting from the introduction of new handset sales models. Income before income taxes was 800.7 billion yen, and net income was 491.2 billion yen.

Notes:

*	Here and hereafter in this report, consolidated financial data was prepared in accordance with U.S. GAAP.

[1]	A system that allows mobile phone subscribers to retain the same phone number when switching to a different carrier.

[2]	A service that enables mobile phone subscribers to use in areas served by overseas telecommunication service providers the same phone numbers and e-mail addresses they use in Japan.

Trends in the Number of Cellular Phone Subscriptions over the Past Five Fiscal Years

	(Thousands of subscribers)
	FY2003	FY2004	FY2005	FY2006	FY2007
Total subscriptions in Japan	87,056	91,474	96,484	101,698	107,340

	(Billions of yen)
		17th Fiscal Term
		(the Consolidated
	16th Fiscal Term	Fiscal Year)	Year-on-Year
Item	(FY2006)	(FY2007)	Change
Operating revenues	4,788.1	4,711.8	Δ1.6%
Operating income	773.5	808.3	4.5%
Income before income taxes	772.9	800.7	3.6%
Net income	457.3	491.2	7.4%
• Mobile Phone Business
As of the end of March 2008, the DOCOMO Group had 53.39 million mobile phone subscriptions. Of this total, the number of FOMA service subscriptions reached 43.95 million as users continued to switch from mova services to FOMA, and at the end of March 2008 FOMA subscriptions accounted for more than 82% of all DOCOMO cellular phone subscriptions. Also, we made a progress in making the cellular phones as a part of the “lifestyle infrastructure” as the number of subscriptions to i-channel, an information distribution service for FOMA handset users, and in subscriptions to i-mode flat-rate packet services expanded steadily.
The situation remains severe with respect to net subscription increases, due to the effects from MNP and measures taken by other carriers; but as a result of the following efforts to strengthen our relationships with existing customers, the churn rate for our mobile phone services toward the end of the fiscal year declined to levels seen prior to the introduction of MNP, and we were able to stabilize the business base.
Trends in the Number of Cellular Phone Subscriptions and FOMA Subscriptions over the Past Five Fiscal Years

	(Thousands of subscribers)
	13th Fiscal	14th Fiscal	15th Fiscal	16th Fiscal	17th Fiscal
	Term	Term	Term	Term	Term
	(FY2003)	(FY2004)	(FY2005)	(FY2006)	(FY2007)
NTT DoCoMo Group Cellular phone subscriptions	46,328	48,825	51,144	52,621	53,388
FOMA subscriptions	3,045	11,501	23,463	35,529	43,949

Trends in Churn Rate over the Past Two Fiscal Years

(Percent)
	16th Fiscal Term				17th Fiscal Term
	(FY2006)				(FY2007)
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
NTT DoCoMo Group subscriptions	0.64	0.60	0.93	0.97	0.85	0.94	0.74	0.68
• The numbers of subscriptions for principal services

	(Thousands of subscribers)
	At the end of	At the end of	Change
Category	FY2006	FY2007	FY2006 -FY2007
Cellular services[1]	52,621	53,388	1.5%
FOMA services	35,529	43,949	23.7%
i-channel	10,580	15,649	47.9%
i-mode packet flat-rate services	9,563	12,744	33.3%
i-mode services	47,574	47,993	0.9%

Notes:

1.	The number of communication module service subscriptions is included in the number of subscriptions to cellular services and the number of subscriptions to FOMA services.

2.
From March 3, 2008, subscription to FOMA services is in principle a prerequisite for the use of “2in1,” and such FOMA subscriptions are included in the number of cellular services and FOMA services subscriptions at the end of FY 2007.

3.
The number of subscriptions to i-mode packet flat-rate services is the aggregate of subscriptions to pake-hodai (flat-rate packet billing plan for unlimited FOMA i-mode usage) and pake-hodai full (flat-rate packet billing plan offering unlimited usage for FOMA i-mode as well as i-mode full-browser).

4.
The number of i-mode service subscriptions is the aggregate of FOMA subscriptions (34,052 thousand at the end of FY 2006 and 41,213 thousand at the end of FY 2007) and mova subscriptions (13,522 thousand at the end of FY 2006 and 6,779 thousand at the end of FY 2007).

• Main efforts
<<Enhancement of billing plans and introduction of new handset sales models>>
•
We started offering Fami-wari MAX 50 and Hitoridemo Discount 50, which give a 50% discount on basic monthly charges, regardless of length of continuous service, to all subscribers signing up for a two-year agreement. We also decided to let FOMA service subscribers who also subscribe to the Fami-wari MAX 50 plan to call others in the same family discount group free of charge starting April 1, 2008.

•	We started offering a new handset sales model allowing customers purchasing handsets in the FOMA 905i or later series to choose from the following two courses:
•
“Value Course”: Although the handset purchase price is greater than in the traditional plan, the value plan, which offers lower basic monthly charges, is applied. This course also allows for installment payments on the handset purchase.

•	“Basic Course”: The traditional billing plan is applied, with a discount given on the handset purchase price with the requirement of two years of continuous use of the same phone.
Since this sales model was introduced, more than 90% of customers have selected the “Value Course”, with subscribers to the “value plan” reaching 5 million as of the end of March 2008.

<<Promotion of international services>>
•
We enhanced the lineup of handsets, including the handsets in our main FOMA 905i series, that are compatible not only with W-CDMA[1] but with GSM[2], a communication standard widely used around the world. This led to a significant increase in the use of the international roaming service through customers using their own mobile phones.

•
We took measures to expand the service areas for international roaming. As a result, as of the end of March 2008, the service areas for international roaming service have expanded to the following numbers of countries and regions:

•	voice, Short Message Service (SMS) [3]: 157

•	packet communications services: 114

•	videophone services: 45

Notes:

1.	Wideband Code Division Multiple Access. A third-generation mobile communication system (3G).

2.	Global System for Mobile Communications. A second-generation mobile communication system.

3.	A text messaging service using phone numbers.
<<Strengthening of corporate marketing>>
•	To respond to a wide range of customer needs, we implemented a variety of measures from pricing and handsets to service in our corporate marketing efforts.
•
With respect to pricing, we started offering Office-wari MAX 50, which gives a 50% discount on basic charges, regardless of length of continuous service, to all subscribers signing up for a two-year contract. Further, we have decided to launch on June 1, 2008, a flat-rate billing service on all FOMA calls within a group when users of FOMA service under a single corporate subscriber are pre-registered as a group. In addition, we launched the following packet flat-rate communication plans for users of personal computers compatible with the “Business mopera Access Pro,” a remote access service; “flat-rate data plan HIGH-SPEED,” which is compatible with “FOMA HIGH-SPEED,” high-speed data communications services with speeds of up to 7.2Mbps or up to 3.6Mbps and “flat-rate data plan 64K,” a low-speed, low-rate service.

•
As for handsets, we launched such new models as the FOMA F905i Biz, which focuses on stronger security and other business functions requested by many corporate customers. We also expanded the lineup of smart phones, including the Japanese version of BlackBerry 8707h and FOMA F1100.

•
With regard to services, we developed and started providing solutions utilizing a large number of mobile phones to respond to customer requests to be able to use handsets as a tool for improving operations and increasing sales. We also launched a customer service phone number exclusively for corporate customers as part of our efforts to create a framework for responding to a wide variety of customer needs.

<<Expansion of services and after-sales services>>
New services and after-sales services that were launched during FY 2007 are summarized below.

Service	Overview
2in1	Two phone numbers and two e-mail addresses can be assigned to a single mobile phone.

imadoco easy search	i-mode phone users confirm on a map and by address the approximate location of someone just by entering the person’s phone number

i-mode. net	Using i-mode e-mail addresses, customers can receive and send i-mode e-mails from a PC connected to the Internet

Redemption of 500 points for battery pack	DOCOMO Premier Club members who have been using the same FOMA handsets for more than one year but less than two years can redeem 500 DOCOMO points for one battery pack

Keitai Anshin Pack	Package of Omakase Lock services for remotely locking personal data (smart card function, phone book, etc.), Keitai Osagashi Service enabling search for a lost handset, and Denwacho Oazukari Service for network back-up of phonebooks and e-mails, as well as some bolstered “peace of mind and security” functions.
In addition, we decided to enhance services for longtime customers in the “DOCOMO Premier Club, “ a membership service for subscribers to DOCOMO Group mobile services. These enhancements included adding the period of continuous usage to the criteria for determining the club level and increasing the maximum percentage for earning points, starting with the charges billed in April 2008 (usage in March 2008).

<<Expansion of handset lineup>>
The principal products launched during FY2007 are summarized in the table below.

Product	Overview
FOMA 905i series	High-performance handsets with the latest functions, including international roaming, capabilities for One-Seg broadcasts and FOMA HIGH-SPEED service

FOMA 705i series	Handsets featuring a variety of functions as well as a slim body and distinctive designs

FOMA 904i series	Handsets that are compatible with 2in1 service and i-mode full browser which can show web sites for PCs and equipped with enhanced game and music functions

FOMA 704i series	Slim and compact handsets; customers can choose based on functions they want, such as One-Seg compatibility and waterproof qualities

Raku Raku Phone Basic	Raku Raku Phone specializing in basic functions, such as one-touch dialing buttons and large character displays

Raku Raku Phone IV	Raku Raku handsets equipped with GPS function that pay further attention to providing peace of mind and ease of use

Kids’ Phone FOMA F801i	Handsets designed for children with particular attention to such details for peace of mind as the function for preventing loss of the phone and waterproof design

Business Phones (FOMA F905iBiz) (FOMA N905iBiz) (PROSOLID μ)	Camera-less handsets tailored to corporate customers featuring enhanced security functions

FOMA F1100	“Windows Mobile® 6*”-equipped mobile terminals featuring enhanced business functions and focusing on mobility and ease of use

FOMA A2502 HIGH-SPEED FOMA N2502 HIGH-SPEED	Terminals exclusively for data communications with capabilities for FOMA HIGH-SPEED service

*	“Windows Mobile” is a registered trademark of Microsoft Corporation in the United States and other countries.

•	PHS Business
We encouraged subscribers to the PHS service to switch to FOMA services and terminated PHS services on January 7, 2008.
•	Other Businesses
<<Promotion of the credit business>>
•
With respect to the DCMX credit service, we started offering DCMX Gold and other services to expand the service lineup and stepped up our efforts at DOCOMO shops and other sales channels. As a result, the total number of subscribers to all DCMX services reached 5.64 million at the end of March 2008, up 3.55 million from the end of March 2007.

•
With regard to iD, we actively installed readers at convenience stores, super markets, drugstores, shopping areas and other outlets that are part of the everyday lives of customers. In addition, readers compatible with both iD and Edy were installed at all FamilyMart locations in the first such move in the convenience store industry. As a result of these measures, approximately 300,000 iD readers have been installed as of the end of March 2008, up 160,000 from the end of March 2007.

<< Miscellaneous business>>
•
The DOCOMO Group worked to increase revenues by marketing mobile advertising at i-mode sites, developing and marketing various system solutions that exploit our mobile technologies and know-how and engaging in the business of high-speed Internet connection services for hotels.

Operating revenues and income (loss) in each business segment in FY2007 are indicated in the table below.

	(Billions of yen)
				Change
				FY 2006 -
	Category	FY 2006	FY 2007	FY 2007
Operating revenues	Mobile phone business	4,718.9 (98.5)	4,647.1 (98.6)	Δ1.5%
	Voice	2,940.4 (61.4)	2,645.1(56.1)	Δ10.0%
	FOMA services	1,793.0 (37.4)	2,084.3 (44.2)	16.2%
	Packet	1,242.2 (25.9)	1,373.9 (29.2)	10.6%
	FOMA services	971.9 (20.3)	1,254.6 (26.6)	29.1%
	PHS business	23.4 (0.5)	10.0 (0.2)	Δ57.5%
	Miscellaneous business	45.8 (1.0)	54.7 (1.2)	19.6%
	Total	4,788.1 (100.0)	4,711.8 (100.0)	Δ1.6%
Operating income (losses)	Mobile phone business	803.7 (—)	858.2 (—)	6.8%
	PHS business	Δ 15.4 (—)	Δ30.0 (—)	Δ94.8%
	Miscellaneous business	Δ 14.8 (—)	Δ19.9 (—)	Δ34.9%
	Total	773.5 (—)	808.3 (—)	4.5%

Notes:

1.	Figures in parentheses indicate revenues as a percentage of total operating revenues.

2.	Operating revenues for the voice mobile phone business include circuit-switching data communications.
(3) Group Capital Expenditures
Major capital investments made during FY2007 are described below.
<<Proactive investments in telecommunication facilities>>
•
We endeavored to provide fine-tuned responses to the demands of our customers, bringing service to more indoor areas, expanding FOMA service areas and improving quality. As of the end of March 2008, there were 42,700 outdoor base stations and 15,100 indoor facilities for FOMA service, up 7,000 and 4,700 respectively from the end of March 2007.

•
We expanded the “FOMA HIGH-SPEED Area” to enable customers to use large-volume content in a comfortable communications environment. As a result, the coverage ratio reached 98% of the population of Japan at the end of March, 2008.

•	To accommodate an increase in communication traffic resulting from the spread of i-mode packet flat-rate services and similar services, we undertook measures to bolster facilities.
<<Efforts to improve efficiency and reduce cost of capital expenditures>>
•	By moving forward with network IP-conversion, we worked on consolidating and increasing capacity of network equipment, as well as reducing prices for component procurement.

As a result, capital expenditures in FY2007 were 758.7 billion yen.
Trends in Capital Expenditures over the Past Four Fiscal Years

(Billions of yen)
Capital Expenditures
14th Fiscal Term (FY2004)	861.5
15th Fiscal Term (FY2005)	887.1
16th Fiscal Term (FY2006)	934.4
17th Fiscal Term (FY2007)	758.7
(4) Group Financing Activities
During FY2007, the DOCOMO Group raised no significant funds through capital increases, the issue of corporate bonds, or long-term debt.
(5) Group Research and Development Activities
Research and development activities conducted during FY2007 are described below.
<<Development of handsets and services launched during FY2007>>
•	New products to meet diversifying customer needs were developed, including the FOMA 905i series that are sold standard with FOMA HIGH-SPEED, GSM, One-Seg broadcasts and other functions.

•	We developed a simultaneous broadcast network for emergency earthquake reports, and launched new services including “Area Mail” Disaster Information Service.
<<Development of technologies for future commercialization>>
•
We worked on the next-generation standard Super 3G*1 (LTE*2), a higher-speed communications technology, and the complete conversion of existing networks to IP technology to create flexible and economical networks.

*1:
An advanced standard for HSDPA (High-Speed Downlink Packet Access) and HSUPA (High-Speed Uplink Packet Access), which are extensions of W-CDMA technology. This system is aimed at improving data communication speed, shortening connection delays and enhancing frequency use efficiency.

*2:	Long Term Evolution, the name of the Super 3G international standard.
<<Efforts relating to future technologies>>
•	We continued research on a wireless access format for fourth-generation mobile communications systems.

•
We also conducted research on networks, handsets, and media relating to the creation of new means of communications, such as development of a human body communication technology, through which a part of the human body is used to transmit data using weak electrical signals, and research on high-quality voice encoding to allow for voice that is even closer to real voice in calls.

As a result of these activities, research and development expenditures during FY2007 totaled 100 billion yen.
Trends in R&D Expenses over the Past Four Fiscal Years

(Billions of yen)
R&D Expenses
14th Fiscal Term (FY2004)	101.9
15th Fiscal Term (FY2005)	110.5
16th Fiscal Term (FY2006)	99.3
17th Fiscal Term (FY2007)	100.0
(6) Group CSR Activities
Our group aims to contribute to society by carrying out our business activities with sincerity and living in harmony with society. To fulfill our Corporate Social Responsibility (CSR) as a cellular phone operator, our corporate group is engaged in a wide range of activities, believing that it is our important mission to tackle cellular phone-related social issues, respond to earthquakes and other natural disasters, take actions against global environmental concerns, and allow each and every user including the elderly and the handicapped to share the convenience of cellular phones. Among these activities, those that are directly related to the products and services offered by the DOCOMO Group have been promoted under the “DOCOMO Anshin Mission” aimed at delivering peace of mind. The concrete actions undertaken during the fiscal year ended March 31, 2008, include the following:
<< For a safer and more secure society >>
•
Held approximately 2,400 sessions of “Mobile Phone Safety Program” nationwide during the fiscal year ended March 31, 2008, to provide children with tips on safe and proper phone usage manners, and promoted “filtering services” that limit access to potentially harmful web sites.

•
Introduced various services to allow children to use mobile phones free of concerns, and established and operated “DOCOMO Anshin Hotline”, a dedicated call center that responds to bill-related inquiries and other consultations.

<< Universal design products and services >>
•
Held a total of 41 on-field sessions of mobile phone usage lectures in Kanto-Koshinetsu region during the fiscal year ended March 31, 2008, providing tips on convenient usage examples and instructions on phone operations, to allow the elderly and handicapped users to enjoy the convenience of cellular phones in their daily lives.

•
The cumulative nationwide sales of “Raku Raku Phone” series handsets, which have enjoyed a favorable reputation among many users since its first introduction in 1999, exceeded 10 million in April 2007, and reached 12.89 million as of March 31, 2008.

•
The DOCOMO Group was awarded the “Prime Minister’s Prize of the 2007 Barrier-Free Contributor’s Awards” owing to its promotion of universal-design products and services, which are designed to ensure easy usability by anyone.

<< Activities for disaster preparedness and various disaster responses >>
•
Constructed backup circuits and facilities by adopting multiple transmission lines or looped transport circuits and installing redundancy systems in communication facilities or decentralizing equipment installations, and reinforced the earthquake resistance of our buildings and radio towers, in an effort to secure means for communication in the event of a disaster. Also, in areas where it is difficult to secure terrestrial transmission circuits, FOMA mobile base station vehicles were introduced to guarantee connections via satellite transmission links.

•
Participated in joint disaster drills and trainings to strengthen the collaboration with administrative institutions and local governments, as a designated public institution required to provide cooperation to the disaster-relief initiatives to be undertaken by national institutions or local governments.

•
Launched “Area Mail” Disaster Information Service, which delivers earthquake warnings and other emergency messages from the Japan Meteorological Agency without being affected by traffic congestion in the network to all compatible cellular phones in the designated area.

•
In response to the July 2007 Niigata-Chuetsu Offshore Earthquake, deployed power supply vehicles and power generators as quickly as possible in base stations where electricity supply was suspended, in order to secure communications in the affected areas. In addition, provided free-of-charge mobile phones and phone battery charging services, etc., at emergency shelters following the earthquake.

<< Global environmental conservation initiatives >>
•
Introduced optical fiber-extended base stations*, high-efficiency power supply equipment and high-efficiency air conditioning equipment, as part of our efforts to facilitate energy savings at our communication facilities.

•	Collected used cellular handsets (approximately 65 million units on a cumulative basis) and carried out “DOCOMO Woods” Campaign (Reforestation Project) at 36 locations on a cumulative basis.
*	A base station consisting only of a remote unit, which is placed apart from and connected to the primary equipment (parent station) via optical fiber cable.
<<Social Contribution Activities>>
•	To assist the education of children, constructed schools in Thailand (10 schools on a cumulative basis), and carried out programs aimed at fostering young talent by sponsoring sports clinics.

•
Participated in “Product RED”, a donation system to provide sustainable flow of funds from private companies to the Global Fund, and donated an amount equaling 1% of the monthly mobile phone usage bills for the specified period of FOMA M702iS (RED) handset users for the fight against HIV/AIDS in Africa.

(7) Group Consolidated Financial Results and Assets

	14th Fiscal Term	15th Fiscal Term	16th Fiscal Term	17th Fiscal Term
	(FY 2004)	(FY 2005)	(FY 2006)	(FY 2007)
Operating revenues (million yen)	4,844,610	4,765,872	4,788,093	4,711,827
Operating income (million yen)	784,166	832,639	773,524	808,312
Income before income taxes (million yen)	1,288,221	952,303	772,943	800,688
Net income (million yen)	747,564	610,481	457,278	491,202
Earnings per share (yen)	15,771	13,491	10,396	11,391
Total assets (million yen)	6,136,521	6,365,257	6,116,215	6,210,834
Net assets (million yen)	3,907,932	4,052,017	4,161,303	4,276,496

Notes:

1.
In the 14th term, there were 60,399 million yen in impairment losses of PHS business assets and a 501,781 million yen gain on the sale of affiliate shares in relation to sale of shares of AT&T Wireless Services, Inc.

2.	Net assets do not include minority interests.
(8) Issues Facing the Group
To respond to the increasingly harsh market conditions, our corporate group has decided to renew its brand taking advantage of the opportunity presented by the announcement of “New DOCOMO Commitments” and to reorganize its operational structure centered on the consolidation of eight regional subsidiaries into a single entity under NTT DOCOMO, Inc., while focusing on the following three priority policies in our business management: (1) enhance our competitiveness by strengthening the foundation of our core business, (2) grow revenues through new value creation, and (3) facilitate cost reduction and efficiency improvement. Through these measures, we seek to maximize our enterprise value.
The New DOCOMO Commitments
(1)	We will re-build our brand and strengthen our ties with our customers

(2)	We will seek and value the voices of our customers and become a company that exceeds their expectations

(3)	We will continue to drive innovations, and aspire to become a corporation that is admired by the world

(4)	We will enrich our organization with diverse and active talents who seek a common goal and dream
<<Enhance our competitiveness by strengthening the foundation of our core businesses>>
•	We will provide goods and services with the top priority placed on further satisfying customers who use the Group’s services and deepening our ties with them.

•
We will continue to strengthen our comprehensive competitiveness through construction of high-quality and reliable networks, improvement of after-sales services, offering of affordable billing plans and expansion of the handset lineup.

•	By consolidating the eight regional companies into the Company and reviewing operational processes, we will strive to standardize and bolster customer service.

< <Grow revenues through new value creation >>
•
We will work on increasing profit opportunities in growth fields, such as expansion of the credit business, promotion of roaming services with overseas mobile phone service providers, and solution proposals in the corporate market.

•
We will strive to offer high-value-added services helping to enhance customer convenience by tying up with partner companies, including search-linked content services using mobile phones and functions to support activities catered to customers’ lifestyles and tastes.

•
We will develop high-speed, high-quality networks tailored to customer activities and service use scenarios. By using these foundations, we will attempt to create new services that make customer lives richer.

•	Through strategic investments in and tie-ups with partner companies, the Group will actively expand its business domains both at home and abroad.
<< Facilitate cost reduction and efficiency improvement >>
•	We will work to cut network costs by reviewing our operational processes and facilitate a more efficient use of distributor commissions by promoting the adoption of new handset purchase methods.

•
Taking advantage of the opportunity presented by the consolidation of the eight regional subsidiaries into a single entity under NTT DOCOMO, Inc., we will aim to speed up our decision-making as well as to improve our overall business efficiency by optimizing sales and after-sales support-related operations at call centers, and achieving the integration of administrative and common operations.

At the same time, we are committed to ensuring compliance with relevant laws and regulations and thorough risk management at all levels of our corporate group, by fortifying and properly operating internal control system designed to ensure the propriety of the Group’s business activities. We will also work in earnest to fulfill our Corporate Social Responsibility (CSR), in an effort to win the trust and confidence of all stakeholders.
(9) Principal Group Offices (as of March 31, 2008)
(a) NTT DoCoMo, Inc.
Headquarters: 11-1, Nagata-cho, 2-chome, Chiyoda-ku, Tokyo, Japan
Branches: Marunouchi Branch, Shinjuku Branch, Shibuya Branch, Tama Branch, Kanagawa Branch, Chiba Branch, Saitama Branch, Ibaraki Branch, Tochigi Branch, Gunma Branch, Yamanashi Branch, Nagano Branch, Niigata Branch
(b) Subsidiaries

NTT DoCoMo Hokkaido, Inc.	Headquarters: Chuo-ku, Sapporo, Hokkaido

NTT DoCoMo Tohoku, Inc.	Headquarters: Aoba-ku, Sendai, Miyagi Prefecture

NTT DoCoMo Tokai, Inc.	Headquarters: Higashi-ku, Nagoya, Aichi Prefecture

NTT DoCoMo Hokuriku, Inc.	Headquarters: Kanazawa, Ishikawa Prefecture

NTT DoCoMo Kansai, Inc.	Headquarters: Kita-ku, Osaka, Osaka Prefecture

NTT DoCoMo Chugoku, Inc.	Headquarters: Naka-ku, Hiroshima, Hiroshima Prefecture

NTT DoCoMo Shikoku, Inc.	Headquarters: Takamatsu, Kagawa Prefecture

NTT DoCoMo Kyushu, Inc.	Headquarters: Chuo-ku, Fukuoka, Fukuoka Prefecture

(10) Group Employees (as of March 31, 2008)

Number of Employees		Average Length of
(change from March 31, 2007)	Average Age	Employment
22,100 (increase of 509)	39.2 years	14.6 years

Notes:

1.
The number of employees includes 126 employees seconded from companies other than the Company or its subsidiaries, but does not include 93 employees seconded to companies other than the Company or its subsidiaries.

2.	In calculating the average age of employees, employees at certain overseas subsidiaries are not included.

3.
In calculating the average length of service for employees transferred from Nippon Telegraph and Telephone Corporation (NTT), other companies in the NTT Group, the former NTT Central Personal Communications Network, Inc., or the eight regional companies in the Personal Communications network, years of employment at their respective prior employers are included in the calculation. Employees seconded from companies other than the Company or its consolidated subsidiaries and employees at certain overseas subsidiaries are not included in the calculation.

(11) Condition of the Corporate Group
(a) Relationship with Parent Company
Nippon Telegraph and Telephone Corporation (NTT), NTT DOCOMO’s parent company, currently owns 27,640,000 shares of the company (61.60% of all shares). DOCOMO conducts business mainly in the mobile communications field under its own managerial responsibilities within the NTT Group.
DOCOMO and NTT have concluded an agreement on the content of services and benefits provided by NTT to the Company and the compensation with respect to basic research and development by NTT. In addition, DOCOMO and NTT have concluded an agreement on the content of services and benefits provided by NTT to the Group and the compensation with respect to group management and operation by NTT.
(b) Principal Subsidiaries (as of March 31, 2008)

		DOCOMO’s
	Capitalization	Share Ownership
Company	(million yen)	(%)	Principal Businesses
NTT DoCoMo Hokkaido, Inc.	15,630	100.0	Mobile phone business, etc.
NTT DoCoMo Tohoku, Inc.	14,981	100.0	Mobile phone business, etc.
NTT DoCoMo Tokai, Inc.	20,340	100.0	Mobile phone business, etc.
NTT DoCoMo Hokuriku, Inc.	3,406	100.0	Mobile phone business, etc.
NTT DoCoMo Kansai, Inc.	24,458	100.0	Mobile phone business, etc.
NTT DoCoMo Chugoku, Inc.	14,732	100.0	Mobile phone business, etc.
NTT DoCoMo Shikoku, Inc.	8,412	100.0	Mobile phone business, etc.
NTT DoCoMo Kyushu, Inc.	15,834	100.0	Mobile phone business, etc.

Note:

Share ownership ratios are calculated on the basis of the total number of common shares issued and outstanding of each company as of the end of the consolidated fiscal year.
Including the above principal subsidiaries, there were 121 consolidated subsidiaries and 16 equity method affiliates as of the end of the current consolidated fiscal year.

On October 26, 2007, the Company decided to reorganize its business management framework into a single entity for the entire nation by consolidating the eight regional DOCOMO companies by the second quarter of FY 2008 (from July to September, 2008).
(c) Acquisition and disposal of shares of other companies
In January 2008, DoCoMo interTouch Pte. Ltd. (“DoCoMo interTouch”), a Singaporean subsidiary of the Company, acquired all shares of MagiNet Pte. Ltd., a provider of high-speed Internet connection and video distribution services for hotels, for 16 billion yen, to further promote a diverse range of broadband services and global mobility support through an increase in base sites. In conjunction with this move, the Company in January 2008 made an additional investment in DoCoMo interTouch.
In March 2008, the Company made a joint investment with KT Freetel Co., Ltd. of South Korea in the Malaysian firm U Mobile Sdn. Bhd. to promote development of 3G services in Malaysia and enhance the convenience of international roaming services. The Company acquired a 16.50% stake in U Mobile for 10.2 billion yen.
The Company since March 2007 has made additional investments in the Filipino firm Philippine Long Distance Telephone Company (“PLDT”) and its subsidiary Smart Communications, Inc. for the purpose of strengthening its alliances with PLDT and engaging in joint consideration of services and technologies. Additional investments made during FY2007 totaled 91.4 billion yen, bringing our stake in the company to 14.16%. With this move, combined with the PLDT shares owned by NTT Communications Corporation, the stake the NTT Group as a whole has in PDLT increased to 20.85%, making PLDT an equity-method affiliate of the Company during consolidated FY2007.
Note:
The stakes are calculated based on the total number of outstanding common shares of each company as of the end of consolidated FY2007.
(d) Other operational alliances
In January 2008, we forged an operational alliance with Google Inc., one of the world’s leading Internet-related service providers, in such fields as search services, implementation of search-linked advertisement and provision of applications. The two sides agreed to jointly promote further enhancement of convenience in a wide range of fields relating to mobile Internet services, such as enabling use of various Google services with i-mode compatible handsets.
(12) Principal Creditors of the Corporate Group (as of March 31, 2008)

Outstanding Loan
Balance
Creditor	(million yen)
The Dai-Ichi Mutual Life Insurance Company	25,000
Meiji Yasuda Life Insurance Company	20,000
Sumitomo Life Insurance Company	12,000
Nippon Life Insurance Company	12,000
Shinkin Central Bank	10,000

2. Company Shares (as of March 31, 2008)
(1) Total number of authorized shares: 188,130,000 shares
(2) Total number of issued shares: 44,870,000 shares

Note:	As a result of the cancellation of treasury stock on March 31, 2008, the total number of issued shares decreased by 1,010,000 compared to the end of the previous fiscal year.
(3) Number of shareholders: 340,517
Distribution of Ownership among Shareholders

(%)
Nippon Telegraph and Telephone Corporation	61.60
Foreign corporations, etc.	13.92
Financial institutions (including securities companies)	11.82
Individuals and others	6.48
Treasury stock	5.00
Other corporations	1.18
(4) Principal Shareholders

	Holdings in the Company
	Number of	Shareholding
Shareholders	Shares Held	Ratio (%)
Nippon Telegraph and Telephone Corporation	27,640,000	61.60
The Master Trust Bank of Japan, Ltd. (Trust Account)	1,223,754	2.73
Japan Trustee Services Bank, Ltd. (Trust Account)	1,218,530	2.72
State Street Bank and Trust Company 505103	321,120	0.72
Hero & Company	314,377	0.70
Japan Trustee Services Bank, Ltd. (Trust Account 4)	221,195	0.49
State Street Bank and Trust Company	212,583	0.47
Trust & Custody Services Bank, Ltd. (Securities Investment Trust Account)	200,140	0.45
JPMorgan Chase Bank 380055	192,347	0.43
Mellon Bank NA as Agent for its Client Mellon Omnibus US Pension	191,174	0.43

Note:	The Company’s holding of treasury stock (2,242,072.85 shares) is not included in the above.

3. Directors, Corporate Officers, and Corporate Auditors
(1) Directors and Corporate Auditors (as of March 31, 2008)

Primary Responsibilities and
Position	Name	Affiliation with other Companies
President and CEO Member of the Board of Directors	Masao Nakamura	Managing Director of Corporate Branding Division

Senior Executive Vice President Member of the Board of Directors	Masayuki Hirata	Managing Director of the Global Business Division
In charge of overseeing Public Relations Department, General Affairs Department, Legal Affairs Department, Accounts and Finance Department, Investor Relations Department, and Affiliated Companies Department; in charge of overseeing operational reform

Senior Executive Vice President Member of the Board of Directors	Ryuji Yamada	Managing Director of Corporate Marketing Division
In charge of overseeing Information Systems Department, Procurement and Supply Department, Intellectual Property Department, and Information Security Department; in charge of overseeing branches

Executive Vice President Member of the Board of Directors	Takanori Utano	Managing Director of Research and Development Division

Executive Vice President Member of the Board of Directors	Kiyoyuki Tsujimura	Managing Director of Products & Services Division

Executive Vice President Member of the Board of Directors	Harunari Futatsugi	Managing Director of Network Division

Executive Vice President Member of the Board of Directors	Bunya Kumagai	Managing Director of Marketing Division

Executive Vice President Member of the Board of Directors	Masatoshi Suzuki	Managing Director of Human Resources Management Department

Senior Vice President Member of the Board of Directors	Noriaki Ito	Managing Director of Corporate Strategy & Planning Department

Senior Vice President Member of the Board of Directors	Kazuto Tsubouchi	Managing Director of Accounts and Finance Department

Senior Vice President Member of the Board of Directors	Takashi Tanaka	Managing Director of General Affairs Department

Primary Responsibilities and
Position	Name	Affiliation with other Companies
Member of the Board of Directors	Toshiki Nakayama	Manager, Medium-Term Management Strategy Promotion Office, NTT Corporation

Full-time Corporate Auditor	Shinichi Nakatani

Full-time Corporate Auditor	Shoichi Matsuhashi

Full-time Corporate Auditor	Haruo Imai

Full-time Corporate Auditor	Kyouichi Yoshizawa

Corporate Auditor	Takaaki Wakasugi	Chairman and CEO, Japan Corporate Governance Research Institute, Inc.; Professor, School of Business Administration, Tokyo Keizai University

Notes:

1.	Director Toshiki Nakayama is an outside director as provided in Article 2, Item 15 of the Corporation Law.

2.	Corporate auditors Haruo Imai, Kyouichi Yoshizawa and Takaaki Wakasugi are outside corporate auditors as provided in Article 2, Item 16 of the Corporation Law.

3.
Among corporate auditors, Mr. Shinichi Nakatani has experience in DOCOMO’s finance division and Mr. Takaaki Wakasugi is engaged in research of corporate governance as well as management and finance at a university and a research institution. Both corporate auditors have extensive knowledge concerning finance and accounting matters.

(2) Policies concerning, and total compensation of, directors and corporate auditors
(a) Policies
Matters concerning compensation to directors are decided by the Board of Directors.
Compensation to directors (excluding outside directors) is comprised of a monthly salary and bonuses. Monthly salaries are paid on the basis on the each director’s scope of roles and responsibilities. Bonuses are paid taking into account the Company’s business results for the current term. Also, directors make monthly contributions of at least a certain amount for the purchase of DOCOMO shares through the Director Shareholding Association to encourage a medium- to long-term perspective. Purchased shares are owned by the directors during their terms in office.
Compensation to corporate auditors is determined by resolution of the Board of Corporate Auditors and in order to maintain a high level of independence, consists only of a monthly salary.

(b) Total Compensation to Directors and Corporate Auditors

	(Millions of yen)
Position	Number of Persons	Total Compensation
Director	11	430
Corporate Auditor	5	112
Total	16	542

Notes:

1.
Upper limits on compensation to directors and corporate auditors were set at JPY600 million annually for directors and JPY150 million annually for corporate auditors at the 15th regular general shareholders meeting held on June 20, 2006.

2.	Compensation to directors includes JPY105 million in bonuses paid in the current fiscal year.
(3) Outside Directors and Corporate Auditors
(a) Principal concurrent positions of outside directors and corporate auditors as of March 31, 2008.

Concurrent
Position	Name	Position	Company
Outside Director	Toshiki Nakayama	Employee	NTT Corporation
		Outside Director	NTT DATA Corporation
Outside Corporate Auditor	Takaaki Wakasugi	Outside Director	Ricoh Company, Ltd.
		Outside Corporate Auditor	JFE Holdings, Inc.

Note:	NTT Corporation, where Outside Director Toshiki Nakayama is also employed, is the Company’s parent company.
(b) Principal activities of outside directors and corporate auditors

Position	Name	Principal Activities
Outside Director	Toshiki Nakayama	After taking office in June 2007, he attended 11 of the 12 Board of Directors meetings held during the fiscal year and used his extensive experience in the telecommunications business to make appropriate comments from a perspective independent from the Company’s business operations.
Outside Corporate Auditor	Haruo Imai	After taking office in June 2007, he attended all 12 Board of Directors meetings and all 9 of the Board of Corporate Auditors meetings held during the fiscal year and used his extensive experience in the telecommunications business and his experience in corporate management to make appropriate comments.
	Kyouichi Yoshizawa	After taking office in June 2007, he attended all 12 Board of Directors meetings and all 9 of the Board of Corporate Auditors meetings held during the fiscal year and used his activities and experience as an NTT labor union board member to make appropriate comments.
	Takaaki Wakasugi	After taking office in June 2007, he attended 11 of the 12 Board of Directors meetings and all 9 of the Board of Corporate Auditors meetings held during the fiscal year and made appropriate comments from his expert perspective gained through academic research as a university professor of business.

(c) Indemnity agreements
The Company has concluded agreements with outside directors and outside corporate auditors to indemnify them for personal liability as provided in Article 423, Section 1 of the Corporation Law in accordance with Article 427, Section 1 of the Corporation Law. The compensation of liability is the amount permitted by laws and regulations.
(d) Total compensation to outside directors

	(Millions of yen)
	Number of persons	Total compensation
Total compensation to outside directors	3	52
4. Independent Auditor
(1) Name of independent auditor
KPMG AZSA & Co.
(2) Audit fees paid to the independent auditor during the fiscal year

		(Millions of yen)
Item	Details	Amount
(1)	Audit fees for services pursuant to Article 2, Paragraph 1 of the Certified Public Accountants Law	460
(2)	Total monetary and other financial benefits payable by DOCOMO and its subsidiaries	681

Note:
The audit contract between the Company and the independent auditor does not distinguish among audit fees paid for audits performed pursuant to the Corporation Law, audit fees paid for audits performed pursuant to the Financial Instruments and Exchange Act and audit fees paid for audits performed pursuant to the U.S. Securities Exchange Act, and since it is not practically possible to make such a distinction, the above amounts are totals.

(3) Policies concerning decisions to discharge or not reappoint independent auditors

In the event that the circumstances set forth in any of the items of Article 340, Section 1 of the Corporation Law apply to the independent auditor, the independent auditor may be discharged by a unanimous resolution of the Board of Corporate Auditors.
In addition, if the Company determines that it would be difficult for the independent auditor to perform proper audits, the Board of Directors may, with the agreement of the Board of Corporate Auditors or upon request from the Board of Corporate Auditors, propose to the general shareholders meeting that the independent auditor be discharged or that the independent auditor not be reappointed.

5. Systems for Ensuring the Propriety of the Company’s Business Activities
A summary of the Board of Directors resolutions concerning the development of systems to ensure the propriety of the Company’s business activities (internal control systems) is set forth below.
(1)	Basic stance on fortifying internal control systems
a)
In fortifying the internal control systems, the Company aims to achieve legal compliance, management of loss risk and appropriate and efficient business operations and consider various measures, including regulations, organizational and structural improvement, formulation of action plans and the monitoring of activities.

b)
An internal control committee will be formed as an entity overseeing efforts to have the internal control systems function more efficiently. The committee will aim to fortify internal control systems from the cross-departmental perspective; upon assessing efficacy, necessary improvements will be carried out.

c)
Appropriate efforts will be made with regard to ensuring the reliability of the internal control systems, which will be involved with the financial reporting based on the U.S. Sarbanes-Oxley Act and the Financial Instruments and Exchange Act.

d)
The Board of Directors will approve the basic policy on fortifying internal control systems (the Basic Policy), receive regular reports on the progress of the initiative to fortify internal control systems, and oversee and monitor the internal control systems of the Company.

e)	As chief executive officer, the president and representative director will oversee the efforts to build the internal control systems based on the Basic Policy approved by board members.
(2)	Fortifying structure relating to internal control systems
a)	System to ensure that the performance of duties by directors and employees conform with laws and regulations and the Company’s Articles of Incorporation

We institute the NTT DOCOMO Group Code of Ethics and compliance-related regulations and create requisite systems for ethical and legal compliance. In addition, when preparing financial statements, officers responsible for finance, corporate auditors, and independent auditors hold preliminary discussions of significant accounting policies, and for disclosure of company information including financial statements in a manner that conforms with securities-related laws and regulations, matters are decided at meetings of the Board of Directors after the necessary internal procedures pursuant to in-house regulations have been completed. Also, internal audit staff conduct audits of all of the company’s business activities to ensure conformity with laws and regulations and in-house regulations.

b)	System for storage and maintenance of information relating to the performance of duties by directors

Information relating to the performance of duties by directors is recorded and stored in accordance with rules stipulating the methods of storage and administration of documents and administrative information.

c)	Regulations and other systems relating to the management of loss risks

Executive directors responsible for risk management periodically summarize information relating to risks in their organizations in accordance with rules concerning risk management, and the internal control committee made up of directors, corporate officers, and others identify risks and set risk management policies as necessary for companywide risk management. In addition, standing committees manage identified risks to prevent risks from occurring and to take rapid countermeasures in the event that risks do occur.

d)
System to ensure that the performance of duties by directors is conducted efficiently. The efficiency of the performance by directors of their duties is ensured by such means as decision-making rules based on internal regulations and the specification of powers relating to their duties, the formulation of medium-term management policies and business plans by the Board of Directors, and the establishment of committees composed of directors, corporate officers, and others.

e)	System to ensure the propriety of the business activities of the corporate group consisting of the Company, its parent company, and its subsidiaries

Based on rules governing fundamental matters relating to the management of NTT DOCOMO Group companies, group companies discuss important business matters with the Company or report them to the Company. In addition, officers with responsibility for corporate ethics who are appointed at major subsidiaries report to the Company in a timely manner on the state of problems involving senior management, and the Company provides necessary guidance. With respect to unusual transactions with the parent company, investigations are conducted by legal personnel and audits are conducted by corporate auditors. Further, audits by internal audit personnel are directed to cover its subsidiaries and affiliates, and whenever necessary they obtain and assess the results of the internal audits of those companies.

f)	Matters relating to employees who assist corporate auditors in the performance of their duties and the independence of those employees from the directors

The Corporate Auditor’s Office is established as an organization dedicated to assisting the corporate auditors with the performance of their duties, and specialist staff are assigned to it. We provide the Board of Corporate Auditors with advance explanations concerning matters such as appointments and transfers of these personnel and their job assignments, and pay respectful attention to the board’s opinions before acting on such matters.

g)	System for reporting to corporate auditors by directors and employees

Directors, corporate officers, and employees report promptly to the corporate auditors and to the Board of Corporate Auditors concerning matters prescribed by laws and regulations as well as requested matters necessary for the performance by the corporate auditors of their duties.

h)	Other systems for ensuring that auditing by corporate auditors is conducted effectively

Representative directors and the Board of Corporate Auditors hold regular meetings and develop an auditing environment necessary for enabling the corporate auditors to perform their duties. In addition, the internal audit staff coordinate with the audits by the corporate auditors to ensure auditing is conducted in a collaborative manner.

Throughout this report, amounts prepared based on domestic accounting standards are truncated to the nearest unit. Amounts prepared in accordance with U.S. accounting standards are rounded to the nearest unit.

CONSOLIDATED BALANCE SHEET [U.S. GAAP]

Millions of yen
March 31, 2008
ASSETS
Current assets:
Cash and cash equivalents	¥646,905
Short-term investments	52,208
Accounts receivable	686,673
Allowance for doubtful accounts	(15,037)
Inventories	146,584
Deferred tax assets	108,037
Prepaid expenses and other current assets	142,410

Total current assets	1,767,780

Property, plant and equipment:
Wireless telecommunications equipment	5,346,486
Buildings and structures	797,904
Tools, furniture and fixtures	536,718
Land	198,958
Construction in progress	128,042
Accumulated depreciation and amortization	(4,173,501)

Total property, plant and equipment, net	2,834,607

Non-current investments and other assets:
Investments in affiliates	349,488
Marketable securities and other investments	187,361
Intangible assets, net	555,259
Goodwill	158,889
Other assets	234,047
Deferred tax assets	123,403

Total non-current investments and other assets	1,608,447

TOTAL ASSETS	¥6,210,834

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥75,662
Shor-term borrowings	1,712
Accounts payable, trade	717,453
Accrued payroll	53,538
Accrued interest	710
Accrued income taxes	203,645
Other current liabilities	181,595

Total current liabilities	1,234,315

Long-term liabilities:
Long-term debt (exclusive of current portion)	401,090
Liability for employees’ retirement benefits	116,888
Other long-term liabilities	180,757

Total long-term liabilities	698,735

TOTAL LIABILITIES	1,933,050

Minority interests in consolidated subsidiaries	1,288

Shareholders’ equity:
Common stock	949,680
Additional paid-in capital	948,571
Retained earnings	2,793,814
Accumulated other comprehensive income	410
Treasury stock, at cost	(415,979)

TOTAL SHAREHOLDERS’ EQUITY	4,276,496

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	¥6,210,834

(Note) Amounts are rounded per one million yen.

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME [U.S. GAAP]

Millions of yen
Year ended March 31, 2008
(April 1, 2007 – March 31, 2008)
Operating revenues:
Wireless services	¥4,165,234
Equipment sales	546,593
Total operating revenues	4,711,827

Operating expenses:
Cost of services (exclusive of items shown separately below)	811,133
Cost of equipment sold (exclusive of items shown separately below)	1,150,261
Depreciation and amortization	776,425
Selling, general and administrative	1,165,696
Total operating expenses	3,903,515

Operating income	808,312

Other income (expense):
Interest expense	(4,556)
Interest income	2,487
Other, net	(5,555)
Total other income (expense)	(7,624)

Income before income taxes	800,688

Income taxes:
Current	334,462
Deferred	(11,507)
Total income taxes	322,955
Equity in net income of affiliates	13,553
Minority interests in consolidated subsidiaries	(84)

Net income	¥491,202

Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(16,331)
Net revaluation of financial instruments, net of applicable taxes	133
Foreign currency translation adjustment, net of applicable taxes	7,172
Pension liability adjustment, net of applicable taxes	(3,438)

Comprehensive income	¥478,738

(Note) Amounts are rounded per one million yen.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY [U.S. GAAP]
For the Fiscal Year Ended March 31, 2008 (April 1, 2007 – March 31, 2008)

	(Millions of yen)
				Accumulated
				other		Total
	Common	Additional	Retained	comprehensive	Treasury stock,	shareholders’
	stock	paid-in capital	earnings	income	at cost	equity
Balance as of March 31, 2007	¥949,680	¥1,135,958	¥2,493,155	¥12,874	¥(430,364)	¥4,161,303
Purchase of treasury stock					(173,002)	(173,002)
Retirement of treasury stock		(187,387)			187,387	—
Cash dividends			(190,543)			(190,543)
Net income			491,202			491,202
Unrealized holding gains (losses) on available-for-sale securities				(16,331)		(16,331)
Net revaluation of financial instruments				133		133
Foreign currency translation adjustment				7,172		7,172
Pension liability adjustment				(3,438)		(3,438)

Balance as of March 31, 2008	¥949,680	¥948,571	¥2,793,814	¥410	¥(415,979)	¥4,276,496

(Note) Amounts are rounded per one million yen.

Note to Consolidated Financial Statements
Accounting basis for the consolidated financial statements
Summary of significant accounting and reporting policies
1. Basis of preparation of consolidated financial statements
The consolidated statutory report including consolidated balance sheet, consolidated statement of income and comprehensive income and consolidated statement of shareholders’ equity is prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”), in compliance with Article 148, Section 1 of the Japanese Company Accounting Regulations. However, in compliance with the article, certain disclosure that is required on the basis of U.S.GAAP is omitted.
2. Valuation of inventories
Inventories are stated at the lower of cost or market. The cost of equipments sold is determined by the first-in, first-out method. Inventories consist primarily of handsets and accessories and the Company evaluates its inventories for obsolescence on a periodic basis and records adjustments as required.
3. Valuation of securities
The Company accounts for its securities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.
(1) Held-to-maturity securities are carried at amortized cost.
(2) Available-for-sale securities whose fair value is readily determinable are stated at fair value as of the end of the fiscal year. The unrealized holding gains and losses, net of applicable deferred tax assets/liabilities, are not reflected in earnings, but directly reported as a separate component of shareholders’ equity. The cost of securities sold is determined by the moving-average method with the exception of debt securities sold, whose cost is determined by the first-in, first-out method.
4. Depreciation and amortization of non-current assets
(1) Property, plant and equipment
Declining balance method (Straight-line method in the case of buildings)
(2) Goodwill and other intangible assets
Straight-line method (However, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill and other intangible assets that have indefinite useful lives are not amortized, but are tested for impairment at least annually).

5. Accounting for allowances
(1) Allowance for doubtful accounts
The Company provides for doubtful accounts principally in an amount computed based on the historical bad debt ratio during a certain reference period plus the estimated uncollectible amount based on the analysis of certain individual accounts including claims in bankruptcy.
(2) Liability for employees’ retirement benefits
In accordance with SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB statements No. 87, 88, 106, and 132R”, to provide for employees’ retirement benefits, the liability for employees’ retirement benefits is calculated based upon the projected benefit obligation and the fair value of plan assets at the end of the fiscal year.
Prior service cost is amortized over the expected average remaining service periods of employees on a straight-line basis.
Actuarial net loss in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets is amortized over the expected average remaining service period of employees on a straight-line basis.
(Disbursement of substitutional portion of the National Welfare Pension Plan)
DOCOMO participates in a contributory defined benefit welfare pension plan sponsored by the NTT group (NTT Kigyou-Nenkin-Kikin or NTT Corporate Defined Benefit Pension Plan, “NTT CDBP”) , which is the successor of the NTT Kosei-Nenkin-Kikin or “NTT Plan”.
The NTT Plan was granted an approval by the Japanese government which permitted the NTT Plan to be released from future obligations to disburse the NTT Plan benefits covering the substitutional portion and the past obligations. Based on the permission granted, the NTT CDBP transferred the remaining substitutional obligation and related plan assets, determined pursuant to the government formula, of the pension fund to the government agency. In accordance with the Emerging Issue Task Force Issue No.03-02, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”, DOCOMO accounted for the entire transfer process as a single settlement event on February 26, 2008, when the transfer was completed. As a result, the aggregate amount of ¥24,702 million was recognized as a decrease in operating expenses in the consolidated statements of income and comprehensive income.
6. Consumption tax
Consumption tax is separately accounted for by excluding it from each transaction amount.

Note to Consolidated Balance Sheet
Accumulated other comprehensive income includes the amounts of unrealized holding gains or losses on available-for-sale securities, net revaluation of financial instruments, foreign currency translation adjustment and pension liability adjustment.
Note to Consolidated Statement of Shareholders’ Equity
1. The class and number of the issued shares

		Increase during the	Decrease during the
	Number of shares as	year ended March 31,	year ended March 31,	Number of shares as
Class of shares	of March 31, 2007	2008	2008	of March 31, 2008
Shares of common stock of the Company	45,880,000	—	1,010,000	44,870,000
(Note) The decrease of 1,010,000 shares was due to retirement of treasury stock.
2. Dividends
(1) Cash dividends paid

		Total cash
		dividends paid	Cash dividends
Resolution	Class of shares	(millions of yen)	per share (yen)	Date of record	Date of payment
The general meeting of shareholders on June 19, 2007	Shares of common stock of the Company	¥87,188	¥2,000	March 31, 2007	June 20, 2007
The Board of Directors’ meeting on October 26, 2007	Shares of common stock of the Company	¥103,355	¥2,400	September 30, 2007	November 22, 2007

Total		¥190,543

(2) Cash dividends declared for the year ended March 31, 2008 and to be paid during the next fiscal year
As a proposal of the 17th general meeting of shareholders, the Company plans to submit a matter about dividends of a common stock as follows:

1. Total cash dividends declared	¥102,307 million
2. Cash dividends per share	¥2,400
3. Date of record	March 31, 2008
4. Date of payment	June 23, 2008
5. Source of dividends	Retained earnings
Note to Per Share Information

Shareholders’ equity per share	¥ 100,321.46
Basic earnings per share	¥ 11,391.36

NON-CONSOLIDATED BALANCE SHEET (As of March 31, 2008)

(Millions of yen)
ASSETS
Non-current assets
Non-current assets for telecommunication businesses
Property, plant and equipment
Machinery and equipment	¥414,443
Antenna facilities	162,003
Satellite mobile communications facilities	3,561
Telecommunications line facilities	5,079
Pipe and hand holes	3,945
Buildings	205,462
Structures	19,652
Other machinery and equipment	4,759
Vehicles	116
Tools, furniture and fixtures	90,706
Land	101,067
Lease assets	1,036
Construction in progress	41,437
Total property, plant and equipment	1,053,272
Intangible assets
Rights to use utility facilities	2,971
Software	479,311
Patents	94
Leasehold rights	5,553
Lease assets	31
Other intangible assets	39,691
Total intangible assets	527,653
Total non-current assets for telecommunication businesses	1,580,925
Investments and other assets
Investment securities	189,293
Shares of affiliated companies	809,706
Other investments in affiliated companies	1,185
Contributions in affiliated companies	5,595
Long-term prepaid expenses	3,395
Deferred tax assets	56,854
Other investments and other assets	63,666
Allowance for doubtful accounts	(793)
Total investments and other assets	1,128,903
Total non-current assets	2,709,829
Current assets
Cash and bank deposits	260,975
Notes receivable	5
Accounts receivable, trade	315,979
Accounts receivable, other	367,074
Securities	280,000
Inventories and supplies	68,578
Advances	2,001
Prepaid expenses	17,189
Short-term loans	109,313
Deposits	100,000
Deferred tax assets	35,706
Other current assets	2,245
Allowance for doubtful accounts	(5,899)
Total current assets	1,553,169
TOTAL ASSETS	¥4,262,998

LIABILITIES
Long-term liabilities
Bonds	¥328,800
Long-term borrowings	67,000
Lease obligations	1,107
Liability for employees’ retirement benefits	48,342
Reserve for point loyalty programs	45,810
Other long-term liabilities	351

Total long-term liabilities	491,410

Current liabilities
Current portion of long-term borrowings	75,200
Accounts payable, trade	282,197
Lease obligations	677
Accounts payable, other	251,888
Accrued expenses	7,285
Accrued income taxes	109,134
Advances received	12,061
Deposits received	474,968
Provision for loss on PHS business	8,278
Other current liabilities	24,526
Total current liabilities	1,246,218

TOTAL LIABILITIES	¥1,737,629

NET ASSETS

Shareholders’ equity
Common stock	¥949,679
Capital surplus
Capital legal reserve	292,385
Other capital surplus	608,748
Total capital surplus	901,133
Earned surplus
Earned legal reserve	4,099
Other earned surplus
Accelerated depreciation reserve	4,945
General reserve	358,000
Earned surplus brought forward	728,510
Total earned surplus	1,095,555
Treasury stock, at cost	(415,979)

Total shareholders’ equity	2,530,389

Valuation and translation adjustments
Net unrealized holding gains or losses on securities	(7,105)
Deferred gains or losses on hedges	2,085
Total valuation and translation adjustments	(5,020)
TOTAL NET ASSETS	¥2,525,369

TOTAL LIABILITIES AND NET ASSETS	¥4,262,998
(Note) Amounts are truncated to the nearest one million yen.

NON-CONSOLIDATED STATEMENT OF INCOME
For the Year ended March 31, 2008 (April 1, 2007 – March 31, 2008)

	(Millions of yen)
Recurring profits and losses
Operating revenues and expenses
Telecommunication businesses
Operating revenues
Voice transmission services	¥1,107,225
Data transmission services	593,568
Other	245,676	¥1,946,471

Operating expenses
Sales expenses	696,461
Maintenance	121,391
General expenses	43,781
Administrative expenses	53,571
Research cost	65,056
Depreciation and amortization	404,351
Loss on disposal of property, plant and equipment and intangible assets	24,028
Communication network charges	154,880
Taxes and public dues	17,152	1,580,675

Operating income from telecommunication businesses		365,795
Supplementary businesses
Operating revenues		571,370
Operating expenses		544,828

Operating income from supplementary businesses		26,542

Total operating income		392,338
Non-operating revenues and expenses
Non-operating revenues
Interest income	1,784
Interest income-securities	1,388
Dividend income	198,421
Miscellaneous income	5,275	206,871

Non-operating expenses
Interest expense	2,878
Interest expense-bonds	4,528
Loss on write-off of inventories	11,770
Miscellaneous expenses	3,325	22,503

Recurring profit		576,706

Special Profit
Gain on disbursement of substitutional portion of the National Welfare Pension Plan	9,092	9,092

Special losses
Write-downs of investment securities	11,315
Provision for loss on PHS business	8,278	19,593

Income before income taxes		566,205
Income taxes-current		158,400
Income taxes-deferred		(2,643)

Net income		¥410,448

(Note) Amounts are truncated to the nearest one million yen.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS
For the Year ended March 31, 2008 (April 1, 2007 — March 31, 2008)

	(Millions of yen)
	Shareholders’ equity
		Capital surplus			Earned surplus
						Other earned Surplus
								Earned
		Capital	Other	Total	Earned	Accelerated		surplus		Treasury	Total
	Common	legal	capital	capital	legal	depreciation	General	brought	Total earned	stock, at	shareholders’
	stock	reserve	surplus	surplus	reserve	reserve	reserve	forward	surplus	cost	equity
Balance as of March 31, 2007	¥949,679	¥292,385	¥796,136	¥1,088,521	¥4,099	¥10,559	¥358,000	¥502,990	¥875,649	¥(430,364)	¥2,483,486
Changes during the annual period
Reversal of accelerated depreciation reserve						(5,614)		5,614	—		—
Dividends from surplus								(87,187)	(87,187)		(87,187)
Dividends from surplus (Interim Dividends)								(103,355)	(103,355)		(103,355)
Net income								410,448	410,448		410,448
Purchase of treasury stock										(173,002)	(173,002)
Retirement of treasury stock			(187,387)	(187,387)						187,387	—
Net changes other than shareholders’ equity
The total amount of changes during the annual period	—	—	(187,387)	(187,387)	—	(5,614)	—	225,519	219,905	14,385	46,903

Balance as of March 31, 2008	¥949,679	¥292,385	¥608,748	¥901,133	¥4,099	¥4,945	¥358,000	¥728,510	¥1,095,555	¥(415,979)	¥2,530,389

	Valuation and translation adjustments
	Net unrealized holding gains or	Deferred gains or losses on	Total valuation and translation
	losses on securities	hedges	adjustments	Total net assets
Balance as of March 31, 2007	¥24,171	¥509	¥24,681	¥2,508,167
Changes during the annual period
Reversal of accelerated depreciation reserve				—
Dividends from surplus				(87,187)
Dividends from surplus (Interim Dividends)				(103,355)
Net income				410,448
Purchase of treasury stock				(173,002)
Retirement of treasury stock				—
Net changes other than shareholders’ equity	(31,276)	1,575	(29,701)	(29,701)
The total amount of changes during the annual period	(31,276)	1,575	(29,701)	17,202

Balance as of March 31, 2008	¥(7,105)	¥2,085	¥(5,020)	¥2,525,369

Amounts are truncated to the nearest one million yen.

Note to Non-Consolidated Financial Statements
Significant accounting policies for the non-consolidated financial statements
Basis of preparation:
The accompanying non-consolidated financial statements of NTT DoCoMo, Inc. (“the Company”) have been prepared in accordance with accounting principles generally accepted in Japan.
1. Valuation of certain assets
(1) Securities
Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving average method.
Available-for-sale securities whose fair value is readily determinable are stated at fair value as of the end of the fiscal year. The holding gains and losses, net of applicable deferred tax assets/liabilities, are directly reported as a separate component of net assets instead of being reflected in earnings. The cost of securities sold is determined by the moving-average method with the exception of the cost of debt securities sold, which is determined by the first-in, first-out method.
Available-for-sale securities whose fair value is not readily determinable are stated at moving-average cost.
(2) Derivative instruments
Derivative instruments are stated at fair value as of the end of the fiscal year.
(3) Inventories
Inventories are stated at cost. The cost of terminal equipment to be sold is determined by the first-in, first-out method. The cost of other inventories is determined by the specific identification method.
2. Depreciation and amortization of non-current assets
(1) Property, plant and equipment (except lease assets)
Depreciation of property, plant and equipment is computed by the declining balance method with the exception of buildings, which are depreciated on a straight-line basis. The useful lives of the assets are determined by estimation and the residual values of the assets are determined substantially.
(2) Intangible assets (except lease assets)
Intangible assets are amortized on a straight-line basis.
Internal-use software is amortized over the estimated useful lives (5 years or less) on a straight-line basis.
(3) Lease assets
Financial leases other than those deemed to transfer ownership of properties to lessees
Depreciation of property, plant and equipment is computed by the declining balance method with the exception of buildings, which are depreciated on a straight-line basis. The useful lives of the assets are the term of leases and the residual values of the assets are determined substantially. In a case where the residual value of a leased asset other than a building equals zero, depreciation of such asset is computed by multiplying ten-ninths to the equivalent amount computed by the declining balance method under an assumption that the residual value of the asset is 10% of its acquisition cost. Intangible assets are amortized over the term of leases on a straight-line basis.

(Change in accounting policy)

Adoption of new accounting standards for lease transactions
Effective from the year ended March 31, 2008, the Company adopted Accounting Standards Board of Japan (“ASBJ”) Statement No.13 “Accounting Standard for Lease Transactions”, originally issued by the Corporate Accounting Council (“CAC”) on June 17, 1993 and revised by the ASBJ on March 30, 2007, and applied ASBJ Guidance No.16 “Guidance on the Accounting Standard for Lease Transactions”, originally issued by the Japanese Institute of Certified Public Accountants (“JICPA”) on January 18, 1994 and revised by the ASBJ on March 30, 2007. Both ASBJ Statement No.13 and ASBJ Guidance No.16 were applicable during a fiscal year beginning after April 1, 2007. The adoption of ASBJ Statement No.13 and application of ASBJ Guidance No.16 did not have a material impact on the Company’s results of operations.
3. Accounting for allowances
(1) Allowance for doubtful accounts
The Company provides for doubtful accounts principally in an amount computed based on the historical bad debt ratio during a certain reference period and the estimated uncollectible amount based on the analysis of certain individual accounts including claims in bankruptcy.
(2) Liability for employees’ retirement benefits
In order to provide for employees’ retirement benefits, the Company accrues the liability as of the end of the fiscal year in an amount calculated based on the estimated projected benefit obligation and plan assets at the end of the fiscal year.
Actuarial losses (gains) are recognized as incurred at the end of the fiscal year.
Prior service cost is amortized on a straight-line basis over the average remaining service periods of employees at the time of occurrence.
(Additional Information)
The Company participated in a contributory defined benefit welfare pension plan sponsored by the NTT group (NTT Kigyou-Nenkin-Kikin or NTT Corporate Defined Benefit Pension Plan, “NTT CDBP”) , which was the successor of the NTT Kosei-Nenkin-Kikin or “NTT Plan”.
On July 1, 2007, the NTT Plan was granted an approval by the Japanese government, which permitted the NTT Plan to be released from past obligations to disburse the NTT Plan benefits covering the substitutional portion of the National Welfare Pension Plan (“National Plan”). Based on the permission granted, the NTT CDBP transferred the substitutional portion of the National Plan and paid the minimum legal reserve to the Japanese government on February 26, 2008. This settlement resulted in recognition of “gain on disbursement of substitutional portion of the National Welfare Pension Plan” of ¥9,092 million as special profit in the Company’s non-consolidated statement of income for the fiscal year ended March 31, 2008.
(3) Reserve for point loyalty programs
The costs of awards under the point loyalty programs called “DOCOMO Point Service” and “DOCOMO Premium Club” that are reasonably estimated to be redeemed by the customers in the future based on historical data are accounted for as reserve for point loyalty programs.
(4) Provision for loss on PHS business
In order to provide for the loss resulting from PHS business, the Company reserves a necessary provision for the estimated future loss.

4. Other significant accounting policies
(1) Foreign currency translation
Foreign currency monetary assets and liabilities are translated into Japanese yen at the current spot rate at the end of the fiscal year and the subsequent translation gains or losses are reflected in earnings.
(2) Hedge accounting
Japanese GAAP provides for two general accounting methods for hedging financial instruments. One method is to recognize the changes in fair value of a hedging instrument in net income in the period of the change as gain or loss together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The other method is to defer the gain or loss over the period of the hedging contract together with offsetting loss or gain deferral of the hedged items. The Company has adopted the latter accounting method.
However, when an interest rate swap contract meets certain conditions, the net amount to be paid or received under the contract is added to or deducted from the interest on the hedged items.
In addition, when any of foreign currency swap contracts meet certain conditions, they are accounted for in the following manner:
(a)
The difference between the Japanese yen nominal amounts of the foreign currency swap contract translated using the spot rate at the transaction date of the hedged item and the spot rate at the date of inception of the contract, if any, is recognized in the non-consolidated statement of income in the period which includes the inception date of the contract; and

(b)
The discount or premium on the contract (for instance, the difference between the Japanese yen amounts of the contract translated using the contracted forward rate and the spot rate at the date of inception of the contract) is recognized over the term of the contract.

(3) Consumption tax
Consumption tax is separately accounted for by excluding it from each transaction amount.
5. Change in presentation
(Non-consolidated Balance Sheets)
Certificates of deposit, which were previously included in “Cash and bank deposits” as of March 31, 2007 were included in ”Securities” in the non-consolidated balance sheet as of March 31, 2008 in accordance with the JICPA Accounting Standard Committee Report No.14 (“JICPA ASC Report No.14”) “Guidance on Accounting for Financial Instruments” on July 4, 2007 and Q&A on Accounting for Financial Instruments” issued by the JICPA Accounting Standard Committee (“JICPA ASC Q&A”) on November 6, 2007.
The amount of certificates of deposit, which was included in “Cash and bank deposits” as of March 31, 2007, was ¥150,000 million.
(Non-consolidated Statements of Income)
Interest income from certificates of deposit, which was previously included in “Interest income” for the year ended March 31, 2007, was included in “Interest income-securities” in the non-consolidated statement of income for the year ended March 31, 2008 in accordance with the JICPA ASC Report No.14 and JICPA ASC Q&A.
The amount of interest income from certificates of deposit, which was included in “Interest income” for the year ended March 31, 2007, was ¥364 million.
6. Additional information
The Company prepares its non-consolidated financial statements in accordance with the unrevised Telecommunication Business Accounting Regulation as provided in article 2 of supplementary provision of Telecommunication Business Accounting Regulation (Ministerial Ordinance No.27 issued by the Ministry of Internal Affairs and Communications on March 21, 2008).

Notes to non-consolidated balance sheet:
1.	Non-current assets for telecommunication businesses include those used in supplementary businesses, because these amounts are not material.

2.	Accumulated depreciation of property, plant and equipment

Millions of yen
March 31, 2008
Accumulated depreciation	¥1,801,163
3.	Accounts receivable from and payable to the parent company, the subsidiaries and the fellow subsidiaries

Millions of yen
March 31, 2008
Long-term accounts receivable	¥1,334
Short-term accounts receivable	446,198
Short-term accounts payable	544,783
Notes to non-consolidated statement of income:
1.
The total amounts of operating revenues, operating expenses and business transactions other than operating activities due from or to the parent company, the subsidiaries and the fellow subsidiaries are as follows:

Millions of yen
Year ended
March 31, 2008
Operating revenues	¥270,743
Operating expenses	208,257
Other than operating activities	198,495
2.	Non-operating revenues from the parent company, the subsidiaries and the fellow subsidiaries, the amounts of which exceed ten percent of total non-operating revenues of the Company, are as follows:

Millions of yen
Year ended
March 31, 2008
Dividend income	¥195,192

Note to non-consolidated statement of changes in net assets:
The class and number of the treasury stock (year ended March 31, 2008)

	Number of shares	Increase during the	Decrease during the	Number of shares
	as of March 31,	year ended March 31,	year ended March 31,	as of March 31,
Class of shares	2007	2008	2008	2008
Shares of common stock of the Company	2,286,355.80	965,717.05	1,010,000.00	2,242,072.85

(Note)	Increase in the number of shares was due to purchase of treasury stock in the market and purchase of fractional shares. Decrease in the number of shares was due to retirement of treasury stock.
Note regarding deferred taxes:
Recognition of deferred tax assets resulted mainly from exclusion of liability for employees’ retirement benefits, reserve for point loyalty programs, accelerated depreciation and amortization and inclusion in taxable income of the unused portion of “Nikagetsu Kurikoshi” (2-month carry over). Recognition of deferred tax liability derived from appropriation for accelerated depreciation and deferred gains or losses on hedges. The amount of valuation allowance which was deducted in calculation of deferred tax assets was ¥15,214 million.

Notes regarding related party transactions:
1.	Transactions with the subsidiaries

					Amount of		Balance as of
					transaction		March 31, 2008
Attribute	Name	Ownership	Relation with related parties	Nature of transaction	(million yen)	Account	(million yen)

Subsidiary	NTT DoCoMo Hokkaido, Inc.	100% (Direct Holding)	Interconnection of telecommunication facilities and wholesale of terminal equipment	Loan (1)	¥61,500	Short-term loans	¥17,000

Subsidiary	NTT DoCoMo Tohoku, Inc.	100% (Direct Holding)	Interconnection of telecommunication facilities and wholesale of terminal equipment	Loan (1)	¥192,500	Short-term loans	¥37,500

Subsidiary	NTT DoCoMo Tokai, Inc.	100% (Direct Holding)	Interconnection of telecommunication facilities and wholesale of terminal equipment	Bailment of cash (2)	¥38,591	Deposits received	¥58,151

Subsidiary	NTT DoCoMo Kansai, Inc.	100% (Direct Holding)	Interconnection of telecommunication facilities and wholesale of terminal equipment	Bailment of cash (2)	¥114,619	Deposits received	¥164,952
				Wholesale of telecommunication facilities and terminal equipment (3)	¥224,546	Accounts Receivable, other	¥56,099

Subsidiary	NTT DoCoMo Chugoku, Inc.	100% (Direct Holding)	Interconnection of telecommunication facilities and wholesale of terminal equipment	Loan (1)	¥491,000	Short-term loans	¥30,000

Subsidiary	NTT DoCoMo Kyushu, Inc.	100% (Direct Holding)	Interconnection of telecommunication facilities and wholesale of terminal equipment	Loan (1)	¥69,000	Short-term loans	¥14,000
Consumption tax is excluded from the amounts of transaction and included in the amounts of balance as of March 31, 2008.
Terms and conditions of the above transactions;

(1)	Interest rates of the loans are determined based on market interest rates.

(2)
Yield rates of the cash bailment are determined based on market interest rates. The amount of transactions is stated as an average balance during the fiscal period due to the frequency of such transactions.

(3)	The wholesale prices of telecommunication facilities and terminal equipment are determined based on procurement costs.
2.	Transactions with the fellow subsidiaries

					Amount of		Balance as of
					transaction		March 31, 2008
Attribute	Name	Ownership	Relation with related parties	Nature of transaction	(million yen)	Account	(million yen)
Subsidiary of the parent company	NTT FINANCE CORPORATION	4.19% (Direct Holding)	Lease of electronic equipment	Bailment of cash (*)	¥104,022	Deposit	¥100,000

(*)
Yield rates of the cash bailment are determined by NTT FINANCE CORPORATION based on market interest rates. The amount of transactions is stated as an average balance during the fiscal period due to the frequency of such transactions.

Notes regarding per share information:

Net assets per share	¥59,242.14

Earnings per share	¥9,518.62

Note regarding subsequent event
Merger with regional subsidiaries
On April 25, 2008, the Company agreed to a merger agreement with its eight regional subsidiaries including NTT DoCoMo Hokkaido, Inc., NTT DoCoMo Tohoku, Inc., NTT DoCoMo Tokai, Inc., NTT DoCoMo Hokuriku, Inc., NTT DoCoMo Kansai, Inc., NTT DoCoMo Chugoku, Inc., NTT DoCoMo Shikoku, Inc. and NTT DoCoMo Kyushu, Inc. that those regional subsidiaries will be dissolved and merged into the Company as a surviving company on July 1, 2008.
1.	Objective of merger

The Company and its eight regional subsidiaries have successfully conducted community-based sales and infrastructure development in each respective region since 1993. The eight regional subsidiaries decided to merge into the Company, however, to better deal with the changing environment of mobile communications. The main objectives of the merger include achieving enriched and enhanced customer services, streamlined group management and faster decision-making.

2.	Method of merger

The eight regional subsidiaries will be dissolved and merged under a common control into the Company, which is the surviving company.

3.	Company name after the merger

NTT DoCoMo, Inc.

4.	Merger ratio, amount of merger subsidy and the class and number of common stock issued subsequent to merger

There will not be any provision of merger subsidy or issuance of new common stock subsequent to the merger because the Company owns all the common stock issued by the subsidiaries.

5.	Summary of the regional subsidiaries

1) Name	NTT DoCoMo Hokkaido, Inc.	NTT DoCoMo Tohoku, Inc.	NTT DoCoMo Tokai, Inc.

2) Nature of business	Telecommunications	Telecommunications	Telecommunications

3) Head office	14-6 Kitaichijyo-Nishi, Chuo-ku, Sapporo	1-1-2 Uesugi, Aoba-ku, Sendai	1-1-10 Higashi-sakura, Higashi-ku, Nagoya

4) Representative	Shuro Hoshizawa, president	Takashi Sakamoto, president	Keiichi Enoki, president

5) Common stock	¥15,630 million	¥14,981million	¥20,340 million

6) Net assets	¥128,282 million	¥224,599 million	¥354,900 million

7) Total assets	¥202,124 million	¥361,498 million	¥501,954 million

8) Operating revenues	¥209,491 million	¥338,805 million	¥582,918 million

9) Net income	¥7,724 million	¥22,920 million	¥43,257million

10) Number of employees	481	653	939

1) Name	NTT DoCoMo Hokuriku, Inc.	NTT DoCoMo Kansai, Inc.	NTT DoCoMo Chugoku, Inc

2) Nature of business	Telecommunications	Telecommunications	Telecommunications

3) Head office	1-5 Seito, Kanazawa, Ishikawa Prefecture	1-10-1 Umeda, Kita-ku, Osaka	4-1-8 Otemachi, Naka-ku, Hiroshima

4) Representative	Yoshito Koreeda, president	Masaoki Arimura, president	Haruhide Nakayama, president

5) Common stock	¥3,406 million	¥24,458 million	¥14,732 million

6) Net assets	¥84,065 million	¥547,788 million	¥164,034 million

7) Total assets	¥116,688 million	¥800,206 million	¥272,821 million

8) Operating revenues	¥114,982 million	¥843,033 million	¥293,572 million

9) Net income	¥8,214 million	¥67,856 million	¥21,391 million

10) Number of employees	251	1,563	485

1) Name	NTT DoCoMo Shikoku, Inc.	NTT DoCoMo Kyushu, Inc.

2) Nature of business	Telecommunications	Telecommunications

3) Head office	2-1 Sunport, Takamatsu, Kagawa Prefecture	2-6-1 Watanabe-dori, Chuo-ku, Fukuoka

4) Representative	Shozo Nishimura, president	Noboru Inoue, president

5) Common stock	¥8,412 million	¥15,834 million

6) Net assets	¥111,726 million	¥365,058 million

7) Total assets	¥160,028 million	¥542,813 million

8) Operating revenues	¥167,313 million	¥588,346 million

9) Net income	¥11,238 million	¥43,146 million

10) Number of employees	366	1,093
Note: The amounts of common stock, net assets, total assets, operating revenues, net income and the number of employees are either as of March 31, 2008 or for the year ended March 31, 2008.
6.	Basis for accounting

In accordance with “Accounting Standard for Business Combination” (issued by the CAC on October 31, 2003) and ASBJ Guidance No.10 “Guidance on the Accounting Standard for Business Combination and Spin-off” revised by the ASBJ on November 15, 2007, the Company will account for the merger as transactions under a common control.

7.	Schedule for the merger

The merger will be scheduled to take place on July 1, 2008.

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]
Independent Auditors’ Report
May 8, 2008
The Board of Directors
NTT DoCoMo, Inc.
KPMG AZSA & Co.

Masanori Sato (Seal)
Designated and Engagement Partner
Certified Public Accountant

Hideki Amano (Seal)
Designated and Engagement Partner
Certified Public Accountant

Yutaka Terasawa (Seal)
Designated and Engagement Partner
Certified Public Accountant
We have audited the consolidated statutory report, comprising the consolidated balance sheet, the consolidated statement of income and comprehensive income, the consolidated statement of shareholders’ equity and the note to consolidated financial statements of NTT DoCoMo Inc. as of March 31, 2008 and for the year from April 1, 2007 to March 31, 2008 in accordance with Article 444(4) of the Corporation Law. The consolidated statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.
We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated statutory report referred to above presents fairly, in all material respects, the financial position and the results of operations of NTT DoCoMo Inc. and its consolidated subsidiaries for the period, for which the consolidated statutory report was prepared in conformity with U.S. generally accepted accounting principles, under Article 148(1) of the Corporation Law (see Note 1 of “Basis of preparation of consolidated financial statements” in the Note to Consolidated Financial Statements).
Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]
Independent Auditors’ Report
May 8, 2008
The Board of Directors
NTT DoCoMo, Inc.
KPMG AZSA & Co.

Masanori Sato (Seal)
Designated and Engagement Partner
Certified Public Accountant

Hideki Amano (Seal)
Designated and Engagement Partner
Certified Public Accountant

Yutaka Terasawa (Seal)
Designated and Engagement Partner
Certified Public Accountant
We have audited the statutory report, comprising the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets and the note to non-consolidated financial statements, and its supplementary schedules of NTT DoCoMo, Inc. as of March 31, 2008 and for the year from April 1, 2007 to March 31, 2008 in accordance with Article 436(2)-(I)of the Corporation Law. The statutory report and its supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supplementary schedules based on our audit as independent auditors.
We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and its supplementary schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supplementary schedules. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the statutory report and its supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of NTT DoCoMo, Inc. for the period, for which the statutory report and its supplementary schedules were prepared, in conformity with accounting principles generally accepted in Japan.

Supplementary Information
On April 25, 2008, the Company agreed to a merger agreement with NTT DoCoMo Hokkaido, Inc., NTT DoCoMo Tohoku, Inc., NTT DoCoMo Tokai, Inc., NTT DoCoMo Hokuriku, Inc., NTT DoCoMo Kansai, Inc., NTT DoCoMo Chugoku, Inc., NTT DoCoMo Shikoku, Inc. and NTT DoCoMo Kyushu, Inc. that those companies will be dissolved and merged into the Company as a surviving company on July 1, 2008.
Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

[English Translation]
Audit Report of Board of Corporate Auditors
Based on audit reports from each Corporate Auditor, and following due discussion at meetings, the Board of Corporate Auditors has prepared this audit report regarding the execution of the duties of the Board of Directors in the 17th fiscal year from April 1, 2007 to March 31, 2008. The Board reports as follows.
1.	Outline of Audit Methodology
The Board of Corporate Auditors established an auditing plan and received reports from each Corporate Auditor on the status of the implementation of audits and the results thereof, as well as reports from the Board of Directors and the Independent Auditors regarding the status of execution of their duties, and requested explanations as necessary.
Also, on the basis of the Board of Corporate Auditors Rules established by the Board of Corporate Auditors, and in accordance with its auditing plan, the Corporate Auditors sought mutual understanding with the Directors, the internal auditing department, other employees and the Independent Auditors in their efforts to collect information, and carried out the audit as follows:
(1)
attended meetings of the Board of Directors and other important meetings, and received reports from Directors and employees regarding performance of their duties, requested explanations as necessary, perused important documents regarding decisions and approvals made and investigated the status of operations and the financial position at the company’s head office and major offices of business;

(2)
carried out an audit and verification of the particulars of Board of Directors resolutions relating to the establishment of structures necessary to ensure that the Board of Directors’ performance of its duties is in conformity with laws and regulations and the Company’s Articles of Incorporation and to otherwise ensure the appropriateness of the business of a kabushiki kaisha, as well as the structures established pursuant to such resolutions (internal control system);

(3)
regarding the subsidiaries, the Board of Corporate Auditors sought to achieve a mutual understanding and exchange of information with directors and other persons and corporate auditors of the subsidiaries, and, where necessary, received business reports from the subsidiaries; and

(4)
audited and verified whether the Independent Auditors maintained their independence and carried out their audits appropriately, received reports from the Independent Auditors regarding the execution of their duties and, where necessary, requested explanations. Also, the Board of Corporate Auditors received notification from the Independent Auditors to the effect that the structure to ensure that duties are executed appropriately has been established and requested explanations as necessary.

Based on the above methodology, the Board of Corporate Auditors evaluated business reports, supplementary schedules, the non-consolidated statutory report related to the fiscal year under review (the non-consolidated balance sheet, income statement, statement of changes in shareholders’ equity, and note to non-consolidated statutory report), the supplementary schedules as well as the consolidated statutory report (the consolidated balance sheet, consolidated statement of income and comprehensive income, consolidated statement of shareholders’ equity and consolidated note to consolidated financial statements).
2.	Audit Results
(1)	Results of the audit of the business report
i.	We find that the Business Report and its supplementary statements accurately reflect the conditions of the company in accordance with laws and regulations and the Articles of Incorporation.

ii.	No inappropriate conduct concerning the execution of duties by Directors or material facts in violation of law or the Articles of Incorporation were found.

iii.
We find that the particulars of Board of Directors’ resolutions concerning the internal control systems are appropriate. Further, no matters requiring note on our part were found with respect to Directors’ execution of duties in regards to the internal control system.

(2)	Results of the audit of performance of the duties by the Independent Auditors
No matters requiring note on our part were found with respect to the structure for ensuring the proper execution of duties by the Independent Auditor, KPMG AZSA & Co.
(3)	Results of the audit of the non-consolidated statutory report, supplementary schedules and the consolidated statutory report
We find that the methodology and results of the audit by the Independent Auditor, KPMG AZSA & Co., are appropriate.

May 12, 2008
Board of Corporate Auditors of NTT DoCoMo, Inc.
Shinichi Nakatani, Full-time Corporate Auditor	seal
Shoichi Matsuhashi, Full-time Corporate Auditor	seal
Haruo Imai, Full-time Corporate Auditor (outside auditor)	seal
Kyouichi Yoshizawa, Full-time Corporate Auditor (outside auditor)	seal
Takaaki Wakasugi, Corporate Auditor (outside auditor)	seal

(Appendix 1)
Consolidated Statement of Cash Flows

Millions of yen
Year ended
March31, 2008
I Cash flows from operating activities:
1. Net income	¥491,202
2. Adjustments to reconcile net income to net cash provided by operating activities—
(1) Depreciation and amortization	776,425
(2) Deferred taxes	(2,471)
(3) Loss on sale or disposal of property, plant and equipment	54,359
(4) Equity in net income of affiliates	(22,810)
(5) Dividends from affiliates	15,349
(6) Minority interests in consolidated subsidiaries	84
(7) Changes in assets and liabilities:
Decrease in accounts receivable	187,434
Increase in allowance for doubtful accounts	1,803
Increase in inventories	(10)
Decrease in prepaid expenses and other current assets	4,176
Decrease in accounts payable, trade	(50,477)
Increase in accrued income taxes	134,912
Increase in other current liabilities	6,206
Decrease in liability for employees’ retirement benefits	(19,002)
Increase in other long-term liabilities	8,780
Other, net	(25,820)

Net cash provided by operating activities	1,560,140

II Cash flows from investing activities:
1. Purchases of property, plant and equipment	(548,517)
2. Purchases of intangible and other assets	(216,816)
3. Purchases of non-current investments	(124,312)
4. Proceeds from sale and redemption of non-current investments	101,341
5. Acquisitions of subsidiaries, net of cash acquired	(14,797)
6. Purchases of short-term investments	(6,562)
7. Redemption of short-term investments	5,443
8. Proceeds from redemption of long-term bailment for consumption to a related party	50,000
9. Other, net	(4,629)

Net cash used in investing activities	(758,849)

III Cash flows from financing activities:
1. Repayment of long-term debt	(131,005)
2. Proceeds from short-term borrowings	15,249
3. Repayment of short-term borrowings	(15,351)
4. Principal payments under capital lease obligations	(2,821)
5. Payments to acquire treasury stock	(173,002)
6. Dividends paid	(190,543)
7. Other, net	(2)

Net cash used in financing activities	(497,475)

IV Effect of exchange rate changes on cash and cash equivalents	27

V Net increase in cash and cash equivalents	303,843
VI Cash and cash equivalents at beginning of year	343,062

VII Cash and cash equivalents at end of year	¥646,905

Supplemental disclosures of cash flow information:
Cash received during the year for:
Income taxes	¥20,346
Cash paid during the year for:
Interest	4,656
Income taxes	200,079
Non-cash investing and financing activities:
Assets acquired through capital lease obligations	2,579
Retirement of treasury stock	187,387

(Note)	Amounts are rounded per one million yen.

(Appendix 2)
SELECTED CONSOLIDATED FINANCIAL DATA AND RATIOS [U.S. GAAP]

	14th Fiscal Term	15th Fiscal Term	16th Fiscal Term	17th Fiscal Term
Item	(FY 2004)	(FY 2005)	(FY2006)	(FY2007)
Earnings per share (yen)	15,771	13,491	10,396	11,391
EBITDA (*) (Billions of yen)	1,625.7	1,606.8	1,574.6	1,639.1

EBITDA margin (*) (percent)	33.6%	33.7%	32.9%	34.8%
Return on capital employed (ROCE) (percent)	16.2%	17.2%	16.1%	17.0%
<ROCE after tax effect> (*) (percent)	9.6%	10.1%	9.5%	10.0%
Return on equity (ROE) (percent)	19.6%	15.3%	11.1%	11.6%
Return on assets (ROA) (percent)	20.8%	15.2%	12.4%	13.0%
Operating margin (percent)	16.2%	17.5%	16.2%	17.2%
Shareholders’ equity per share (yen)	84,455	91,109	95,457	100,321

(Note) *.	For reconciliation of these non-GAAP financial measures, see “Reconciliations between the Disclosed Non-GAAP Financial Measures and the Most Directly comparable GAAP Financial Measures”.

(Appendix 3)
Reconciliations between the Disclosed non-GAAP Financial Measures and the Most Directly Comparable GAAP Financial Measures
1. EBITDA and EBITDA Margin

	(Billions of yen)
	14th Fiscal Term	15th Fiscal Term	16th Fiscal Term	17th Fiscal Term
	(FY2004)	(FY2005)	(FY2006)	(FY2007)
a. EBITDA	1,625.7	1,606.8	1,574.6	1,639.1
Depreciation and amortization	(795.8)	(738.1)	(745.3)	(776.4)
Losses on sale or disposal of property, plant and equipment	(45.7)	(36.0)	(55.7)	(54.4)
Operating income	784.2	832.6	773.5	808.3
Other income (expenses)	504.1	119.7	(0.6)	(7.6)
Income taxes	(527.7)	(341.4)	(313.7)	(323.0)
Equity in net income (losses) of affiliates	(12.9)	(0.4)	(1.9)	13.6
Minority interests in consolidated subsidiaries	(0.1)	(0.1)	(0.0)	(0.1)
b. Net income	747.6	610.5	457.3	491.2
c. Total operating revenues	4,844.6	4,765.9	4,788.1	4,711.8
EBITDA margin (=a/c)	33.6%	33.7%	32.9%	34.8%
Net income margin (=b/c)	15.4%	12.8%	9.6%	10.4%

(Note)	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.
2. ROCE After Tax Effect

	(Billions of yen)
	14th Fiscal Term	15th Fiscal Term	16th Fiscal Term	17th Fiscal Term
	(FY2004)	(FY2005)	(FY2006)	(FY2007)
a. Operating income	784.2	832.6	773.5	808.3
b. Operating income after tax effect {=a*(1-effective tax rate)}	463.4	492.1	457.2	477.7
c. Capital employed	4,826.4	4,850.4	4,804.3	4,759.6
ROCE before tax effect (=a/c)	16.2%	17.2%	16.1%	17.0%
ROCE after tax effect (=b/c)	9.6%	10.1%	9.5%	10.0%

(Notes)	Capital employed = average amount of (Shareholders’ equity + Interest bearing liabilities) as of beginning and end of the fiscal year

Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt Effective tax rate: 40.9%
Shareholder Information
• Book closure: Every March 31
• Record date for year-end dividends: Every March 31
• Record date for interim dividends: Every September 30
Companies listed on the NYSE must comply with certain standards regarding corporate governance under Section 303A of the NYSE Listed Company Manual. However, listed companies that are foreign private issuers, such as the Company, are permitted to follow home country practice in lieu of certain provisions of Section 303A.
We have posted on our corporate web-site the significant differences between the corporate governance practices followed by NYSE-listed U.S. companies under Section 303A of the NYSE Listed Company Manual and those followed by the Company.

http://www.nttdocomo.co.jp/english/corporate/ir/management/governance/nyse.html